PE 1/31/05

1-13437

SOURCE INTERLINK COMPANIES™

ARS

2005 Annual Report

About Source Interlink

Source Interlink is a premier marketer and merchandiser of family entertainment products. We are positioned precisely at the point of purchase in most of America's leading retailers, providing them with a full range of products and services geared specifically to help maximize profits at store level by putting more magazines, DVDs, CDs and books directly into the nation's shopping carts – both physical and electronic.

500 million consumers per week pass through retail checkouts managed by Source Interlink. We operate in 110,000 retail storefronts for more than 1,000 retail chains, including most every household name in specialty and mass merchandiser retail.

Source Interlink manages over 1.1 million square feet of distribution and fulfillment facilities, another 1 million square feet of manufacturing space for our in-store display operations, and delivers magazines, DVDs, CDs and books either next day or second day to retailers and direct to consumers in every zip code in America primarily through third party carriers. The company's fully integrated products and services are supported by a formidable marketing infrastructure that includes our state-of-the-art vendor managed inventory (VMI) systems, information and rebate services, and our trained sales, service, and merchandising personnel.

Dear Shareholders:

The letter from the chairman in an annual report is typically an occasion to reflect on the business successes of the year gone by, and to explain the plans for building on those victories to breed more prosperity in the coming year. This is not one of those letters.

To dwell on Source Interlink's fiscal 2005 would be to opine on the activities of a company that bears little resemblance to what we preside over today. This letter is about a transformed company, one that starts its new fiscal year with a run-rate revenue base more than four times the size of where it ended fiscal 2005. It's about a company that has changed the game in the industry in which it competes, and in fact has expanded the very definition of that industry along the way. Most of all, it's about creating a truly exciting opportunity for our employees, our customers and for you, our shareholders.

A year ago in this report, Source described itself as a leading provider of fulfillment and marketing services to retail companies, with a primary focus on the magazine business. Today, Source Interlink is a premier marketing and merchandising company positioned squarely at the point of purchase, providing for the family entertainment needs of every household in America. We now have the unique capability to put more magazines, DVDs, CDs and books in the nation's shopping carts – both physical and electronic – and generate increasing profits for our retail partners and returns for our shareholders.

We can do this because of the tremendous scale and scope that now defines Source Interlink:

- 500 million consumers per week now pass through retail checkouts managed by Source, while we fulfill directly the purchases of another 12 million people per year;
- We now operate in 110,000 retail storefronts for more than 1,000 retail chains, including most every household name in specialty and mass merchandiser retail;
- We now manage over one million square feet of distribution and fulfillment facilities, another million square feet of manufacturing space for our in-store display operations, deliver products either next day or second day to every zip code in America primarily through third party carriers, and back it all up with our state-of-the-art vendor managed inventory systems, information and rebate services, and thousands of sales, service, and merchandising personnel in the field;
- We enjoyed an equity market capitalization of $532.9 million as of April 30, 2005, compared with $284 million at the end of our 2005 fiscal year;
- And we're as fiscally healthy as we have ever been, with over $800 million in assets, a $250 million line of credit, minimal bank debt and a run-rate of $1.7 billion in revenue as of the closing of the Chas. Levy Circulating Co. acquisition in early May 2005.

While we were doing all these things, we performed exceptionally well financially. Source delivered its predicted sales for the fiscal year ended January 31, 2005 almost to the penny – $370 million was the prediction, prior to our decision to sell our Deyco subsidiary. With Deyco classified as a discontinued operation as of year end and excluding its $13.4 million in revenue, Source's total revenue from continuing operations was $356.6 million. We generated 24% pre-tax profit growth in a business where any significant competitor you care to name is losing money (more on that in a moment). And, we delivered 45% net income growth on a pro forma basis of $17.5 million, or $0.70 per diluted share, compared with $12.0 million or $0.61 per diluted share for the prior year.

By the end of the year, we completed all of our work to comply with the demanding Section 404 of the Sarbanes-Oxley Act, and are proud to report that the company has no material weaknesses in its financial controls. This statement is one any public company would be pleased to make, but in light of our significant growth and acquisition activity it is an even more noteworthy accomplishment.



S. Leslie Flegel
Chairman &
Chief Executive Officer

Letter to Shareholders



James R. Gillis
President &
Chief Operating Officer

For the "old" Source Interlink, then, it was a successful year by most every measure; however, the real story of the last 16 months is that we had these successes while undertaking large-scale efforts to redefine our business. These efforts have positioned us to leverage our fulfillment, information services and merchandising capabilities to establish a point-of-purchase beachhead in the marketing of family entertainment products. The end result has changed our company and we believe will change the industries we work in.

Through our acquisition of regional distributor Empire News, and subsequent to year-end with our announced purchase of Chas.Levy Circulating Co., one of the nation's most respected independent distributors, Source is taking on the charge of revolutionizing the outmoded traditional distribution model. The magazine distribution market – a $4.6 billion industry at retail – has changed little in 50 years, with a cumbersome, layered wholesale distribution model creaking under the weight of shrinking margins, inefficient delivery infrastructures, and a changing retail marketplace. It's a business whose customers – the nation's leading retailers – are looking for cost-efficient, expert help in selling a high-impulse product that competes for the attention of busy consumers against a dizzying array of diversions. Retailers have been served by an unyielding group of distributors clinging to an archaic and unprofitable way of doing business.

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*Combined to reflect the aquisition of AEC on 2/28/05 and Chas.Levy Circulating Co. LLC on May 9, 2005

With tremendous opportunity to take costs out of the traditional system, Source is expanding the third party delivery model we perfected with specialty retailers like Barnes & Noble and Borders – and proved had "real world" application in our Empire News acquisition – to the supermarkets, drugstores, convenience stores, newsstands, and mass merchandisers Levy serves. The 9,000-plus stores of these retailers and many others will see the cost benefits of fewer product "touches" by the distributor, faster delivery to the point of purchase and lower overhead.

We are now positioned to help all our customers sell more product by providing our industry leading rebate management, information services, fulfillment and field force merchandising capabilities – including in-store displays and inventory management. Put it all together and you easily have America's most sophisticated partner for marketing printed product. And one poised to make money: in fiscal 2005, prior to Levy, Source earned 5.9% operating income in magazine distribution when most of the significant competitors lost money.

The Levy transaction provides Source three important benefits: critical mass in magazine distribution to mainstream retailers; entrée to the book distribution business without having to "build" it through a full-line national marketing and service agreement; and a 2,500 person in-store merchandising field force to serve our businesses. The Levy deal might not have been possible without having undertaken another transaction first, one that gave Source Interlink the market clout that ultimately attracted the attention of a willing partner from among the magazine distribution industry. That pivotal deal was the Alliance Entertainment merger.

Alliance brought to Source more than $960 million in revenue; it tripled the size of our company the moment the deal closed. It also doubled our equity share base and brought valued strategic insight to our board of directors, and also created the heft to finance the Levy transaction shortly thereafter. Alliance has instantly entered Source into the fastest-growing family entertainment segment, the $20 billion retail DVD business, while also immediately

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establishing an important presence in another of the business's largest categories, the $11 billion retail recorded music segment. Alliance's presence not only with leading mass and specialty retailers, but also with top online brands, positions Source at almost every significant real and virtual storefront for video and audio content products.

Source's infrastructure, delivery model, fulfillment and information capabilities are a perfect fit for the Alliance offerings, and we're adding to those strengths with innovative in-store display and merchandising solutions that change the look, feel and performance at the point of purchase. Perhaps the biggest endorsement of the Alliance deal is that it not only looked good to us; it was one that was encouraged by our key customers.

Transactions like Alliance and Levy don't happen by accident. We didn't decide to get big for the sake of being big, or to merely pump more product through our distribution system. These mergers and acquisitions are the manifestation of a vision of how to best position Source for the future. They are about creating unique synergies in the retail marketplace. No other company that we know of has seen or tried to capitalize on the opportunity to build a new model for selling the family entertainment category at mass market retail, until now. No other company can build and install attractive fixtures and procure promotional advertising to draw attention to them, get product to almost any zip code in a timely way and replenish it quickly, provide field level service at the point of purchase to optimize product placement and sales, manage rebate and fulfillment operations on a fully outsourced basis, and then support all of that with information services that tell retailers – and content producers – what is selling and why. In the past year-plus, we have built the structure, developed the critical mass, and obtained the financial wherewithal to in effect reinvent the magazine distribution industry, and then expand it to a new category of family entertainment merchandising and marketing. As we sit here today, we believe the actions we have taken to address this opportunity signal "game over" to the old fashioned way of doing business.

While we strongly believe that the outcome may already be decided, there is still much more to do. There is significant integration and execution work to be done before we can report to you in this space next year about revenue approaching $2 billion and about our vision beginning to be realized. That is what we'll be focused on in fiscal 2006. We will digest, integrate, execute and deliver. And we look forward to reporting on our progress.

Sincerely,

S. Leslie Flegel
Chairman & Chief Executive Officer

James R. Gillis
President & Chief Operating Officer

Board of Directors

As of May 10, 2005

S. Leslie Flegel
Chairman & Chief Executive Officer
Source Interlink Companies, Inc.

James R. Gillis
President & Chief Operating Officer
Source Interlink Companies, Inc.

C. Clint Allen
Chief Executive Officer
A. C. Allen & Company

Gray Davis
Of Counsel
Loeb & Loeb LLP

Michael R. Duckworth
Partner
Yucaipa Companies, Inc.

Ariel Z. Emanuel
Member
The Endeavor Agency LLC

David R. Jessick
Consultant
Rite Aid Corporation

Aron S. Katzman
Chairman & Chief Executive Officer
Decorating Den of Missouri, Inc.

Allan R. Lyons
Managing Partner
21st Century Strategic Investment Planning LLC

Gregory Mays
Consultant & Private Investor

George A. Schnug
Chief Executive Officer
Americold Realty Trust

Corporate Officers

As of May 10, 2005

S. Leslie Flegel
Chairman and Chief Executive Officer

James R. Gillis
President and Chief Operating Officer

Jason S. Flegel
Executive Vice President

Alan E. Tuchman
Executive Vice President

Carol G. Kloster
Executive Vice President

Marc Fierman
Chief Financial Officer

Cautionary Statement For Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995

Some of the information contained in this Annual Report including, but not limited to, that contained under the heading "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," along with statements in other reports filed with the Securities and Exchange Commission (the "SEC"), external documents and oral presentations, which are not historical facts are considered to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe," "expect," "anticipate," "estimate," "project," and similar expressions often characterize forward-looking statements. These statements may include, but are not limited to, projections of collections, revenues, income or loss, cash flow, estimates of capital expenditures, plans for future operations, products or services, and financing needs or plans, as well as assumptions relating to these matters. These statements are only predictions and you should not unduly rely on them. Our actual results will differ, perhaps materially, from those anticipated in these forward-looking statements as a result of a number of factors, including the risks and uncertainties faced by us described below and those set forth below under the heading "Risk Factors that Might Affect Future Operating Results and Financial Condition" in Item 1 "Business" of our Annual Report on Form 10-K filed with the SEC on April 18, 2005:

- market acceptance of and continuing demand for magazines, DVDs, CDs and other home entertainment products;
- the impact of competitive products and technologies;
- the pricing and payment policies of magazine publishers, film studios, record labels and other key vendors;
- our ability to obtain additional financing to support our operations;
- changing market conditions and opportunities;
- our ability to realize operating efficiencies, cost savings and other benefits from recent and pending acquisitions; and,
- retention of key management and employees.

We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The factors listed above provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you make an investment decision relating to our common stock, you should be aware that the occurrence of the events described in these risk factors and those set forth in our Annual Report on Form 10-K under the heading "Risk Factors that Might Affect Future Operating Results and Financial Condition" could have a material adverse effect on our business, operating results and financial condition. You should read and interpret any forward-looking statement in conjunction with our consolidated financial statements, the notes to our consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Any forward-looking statement speaks only as of the date on which that statement is made. Unless required by U.S. federal securities laws, we will not update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made.

Business

Overview

On February 28, 2005, we completed our merger with Alliance Entertainment Corp: a logistics and supply chain management services company for the home entertainment product market, principally selling CDs and DVDs. Following the merger, we organized the combined company into two operating business units: Supply Chain Management and In-Store Services. For a discussion of Alliance and the merger, see "Recent Developments" discussed below. The discussion of our business includes the operations of the post-merger combined company.

In conjunction with the merger, the company is re-assessing its business segments. These segments will be included in one of two principal business units, In-Store Services and Supply Chain Management.

We provide supply chain management and/or related value-added products and services to most national regional retailers, magazine publishers and other providers of home entertainment content.

Our clients include:

- Mainstream retailers, such as The Kroger Company, Target Corporation, Walgreen Company, Ahold USA, Inc., Kmart Corporation, Sear Roebuck & Co., and Meijers;
- Specialty retailers, such as Barnes & Noble, Inc., Borders Group, Inc., The Musicland Group, Inc., Hastings Entertainment, Inc., Fry's Electronics, Inc. and Circuit City Stores, Inc.;
- e-commerce retailers, such as amazon.com, barnesandnoble.com, circuitcity.com and bestbuy.com;

Our suppliers include:

- Record labels, such as Vivendi Universal S.A., Sony BMG Music Entertainment Company, WEA Distribution and Thorn-EMI;
- Film studios, such as The Walt Disney Company, Time-Warner Inc., Sony Corp., The News Corporation, Viacom Inc. and General Electric Company; and,
- Magazine Distributors, such as COMAG Marketing Group, LLC., Time Warner Retail Sales & Marketing, Inc., Curtis circulation Company and Kable Distribution Services, Inc.;

Our business model is designed to deliver a complete array of products and value-added services developed to assist retailers and manufacturers of digital versatile disks (DVDs), audio compact disks (CDs), magazines, confections and general merchandise in efficiently and effectively marketing their products to consumers visiting the more than 110,000 store fronts we serve.

Corporate Governance

Copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports are available, as soon as practicable after filing with the SEC, free of charge on our website, www.sourceinterlink.com. Our Code of Business Conduct and Ethics is also available on our website, together with the charters for the Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Capital Markets Committee of our Board of Directors. Written requests for copies of these documents may be directed to Investor Relations at our principal executive offices.

Industry Overview

Home Entertainment Content

According to industry sources, including the Motion Picture Association, the Recording Industry Association of America, and Harrington Associates, LLC, the total retail market in calendar year 2003 for DVDs, prerecorded music and single-copy magazines was approximately $37.1 billion. Retail sales of DVDs increased nearly 50% between 2002 and 2003.

The structure of the distribution channel for single-copy magazines has changed little over the past several decades. Publishers each generally engage a single national distributor, which acts as its representative to regional and local wholesalers and furnishes billing, collecting and marketing services throughout the United States or other territories. These national distributors then secure distribution to retailers directly, or more typically, through a number of regional and local wholesalers. The wholesalers maintain direct vendor relationships with the retailers. Retailers in the mainstream retail market require these wholesalers to provide extensive in-store services including receiving, verifying, stocking new issues and removing out-of-date issues. However, this traditional structure is not economically viable in the specialty retail market. Thus, wholesalers servicing the specialty retail market typically do not provide these in-store services.

In contrast, the distribution channel for prerecorded video and music products is dominated by the major film studios and record labels, which through their respective distribution units increasingly compete with intermediaries by seeking to establish direct trading relationships with high volume retailers. This disintermediation strategy has limited appeal to retailers that demand a variety of value-added services, including e-commerce support, inventory management, return logistics, advertising and marketing assistance, information services, and in-store merchandising services. Some retailers have sought to maintain a duel supply chain by establishing a direct trading relationship with the major studios and labels for high volume product, primarily newly released titles, and a more expansive procurement and service relationship with intermediaries to secure lower volume, higher margin product and value-added services.

In-Store Services

Front-End Management

The retail sale of single-copy magazines is largely an impulse purchase decision by the consumer, and the retail sale of other home entertainment content is becoming increasingly so. As a result, film studios, record labels, publishers and manufacturers of other impulse merchandise such as confections and general merchandise (i.e., razor blades, film, batteries, etc.) consider it important for their products to be on prominent display in those areas of a store where they will be seen by the largest number of shoppers in order to increase the likelihood that their products will be sold. Retailers typically display DVDs, CDs, magazines, confections and general merchandise in specific aisles, or the "mainline," and the checkout area, or the "front-end." Product visibility is highest in the front-end because every shopper making a purchase must pass through this area.

Due to the higher visibility and resulting perception of increased sales potential, vendors compete vigorously for favorable display space in the front-end. To secure the desired display space, vendors offer rebate and other incentive payments to retailers, such as:

- initial fees to rearrange front-end display fixtures to ensure the desired placement of their products;
- periodic placement fees based on the location and size of their products' display; and
- cash rebates based on the total sales volume of their products.

Due to the high volume of sales transactions and great variety of incentive programs offered, there is a significant administrative burden associated with front-end management. As a result, most retailers have historically outsourced the information gathering and administration of rebate claims collection to third parties such as our company. This relieves retailers of the administrative burdens, such as monitoring thousands of titles each with a distinct incentive arrangement.

Information Services

Prompt delivery of information regarding sales activity, including timing of the redesign of front-end space, changes in display positions or the discontinuance of a vendor's product, is important to vendors of front-end products. This information allows vendors to make important strategic decisions in advance of re-configurations and other changes implemented by retailers to the front-end. Conversely, timely delivery of information about price changes, special promotions, new product introductions and other plans is important to retailers because it enables them to enhance the revenue potential of the front-end. Historically, information available to vendors regarding retail activity at the front-end and information available to retailers about vendors has been fragmented and out-of-date. We believe that there is an increasing demand on the part of vendors of front-end products for more frequent and detailed information regarding front-end retail activity. Through our operating units we have access to a significant amount of information regarding retail front-end and mainline sales activity.

Our Business

Our business consists of two strategic business units:

- Our Supply Chain Management unit distributes DVDs, CDs, domestic and foreign titled magazines, confections and general merchandise to specialty and mainstream retailers, renders fulfillment services for DVDs and CDs sold by eCommerce retailers and provides a comprehensive category management solution to its clients' home entertainment department. This unit also exports domestic titled magazines from more than 100 publishers to foreign markets worldwide.
- Our In-Store Services unit assists its clients with the design and implementation of display fixture programs, collects rebate and other incentive payments and provides access to real-time sales information enabling its clients to make more informed decisions regarding their product placement and marketing strategies.

Supply Chain Management

In the spring of 2001, we acquired a group of affiliated specialty magazine distributors to establish a platform from which to offer an expanding list of merchandise and services to retailers. From 2002 through 2004, we continued to expand our magazine product offerings by licensing and then purchasing international distribution rights to a series of domestic magazine titles. In February 2005, we further expanded our product offering beyond magazine fulfillment to include DVDs, CDs and other home entertainment content products through our merger with Alliance. On March 18, 2005, we signed a letter of intent to acquire Chas. Levy Circulating Co., one of the principal magazine wholesalers in the United States, for the purpose of strengthening our position in the mainstream market. For a more complete discussion of the Alliance merger and the proposed acquisition of Chas. Levy Circulating Co., see "Recent Developments."

Currently, our Supply Chain Management unit offers a broad array of products and services including the following:

Product Procurement. Through our extensive relationships with record labels, film studios, magazine publishers and other producers of home entertainment content, we can offer our retail clients the ability to display virtually every domestic DVD, CD and magazine title and a significant selection of foreign titled magazines. To maintain the high order fill rate demanded by our clients, we have established an in stock catalogue of approximately 300,000 CD titles and approximately 100,000 DVD titles. We purchase home entertainment content from every major record label, film studio and magazine publisher, typically on a fully returnable basis.

Product is received at strategically located distribution centers. The principal distribution centers are located in Harrisburg, Pennsylvania, Coral Springs, Florida, Shepherdsville, Kentucky, Dallas, Texas and Carson City, Nevada. At each of these distribution points, we process merchandise orders using sophisticated warehouse management systems. Once filled, orders are shipped to our retailers by a combination of third party freight carriers and, in certain high volume locations, in-house truck delivery. Given our broad distribution infrastructure, we are capable of delivering home entertainment content overnight to virtually any location within the continental United States.

Fulfillment Services. Our sophisticated warehouse management systems, just-in-time replenishment and order regulation techniques enable us to offer value-added fulfillment services including next day order delivery, ready for shelf inventory preparation (such as price labeling and security device placement) and a wide variety of electronic data interchange tools.

Most customers utilizing our fulfillment services are brick and mortar retailers seeking support for their e-commerce initiatives in the DVD and CD markets. For these clients, which include barnesandnoble.com, amazon.com and bestbuy.com, we offer a comprehensive e-commerce platform, which includes direct customer product delivery, real-time inventory querying and commitment capabilities, credit card processing and settlement services, custom packaging, promotional inserts and customer care services. Other fulfillment services clients furnish magazines to us, rather than purchasing the product from us, which we then package into individual orders and ship directly to individual retail outlets.

Category Management Services. For retailers seeking a total merchandising solution, we offer category management services that include product selection and preparation, fixturing, in-store stocking and replenishment, marketing and promotional program development, and inventory control.

In-Store Services

The In-Store Services group provides rebate and other incentive payment collection, information services and display fixture design and manufacture.

Claim Submission Services. Claim submission services have been the historical core of our business. U.S. and Canadian retailers engage our In-Store Services group to accurately monitor, document, claim and collect publisher rebate and other incentive payments. Our services are designed to relieve our clients of the substantial administrative burden associated with documenting, verifying and collecting their payment claims, and to collect a larger percentage of the potential incentive payments available to the retailers.

We established our Advance Pay Program as an enhancement to our claim submission services. Typically, retailers are required to wait a significant period of time to receive payments on their claims for incentive rebates. We improve the retailer's cash flow by advancing the claims for rebates and other incentive payments filed by us on their behalf, less our commission, within a contractually agreed upon period after the end of each quarter.

Information Services. In connection with our claim submission services, we gather extensive information on magazine sales, pricing, new titles, discontinued titles and display configurations on a chain-by-chain and store-by-store basis. As a result, we are able to furnish our clients with reports of total sales, sales by class of trade and sales by retailer, as well as reports of unsold magazines and total sales ranking. One of our products, the Cover Analyzer, permits subscribers to determine the effectiveness of particular magazine covers on sales for 300 top selling titles in the United States. Our website gives subscribers the capability to react more quickly to market changes, including the ability to reorder copies of specific issues, track pricing information, to introduce new titles, and act on promotions offered by publishers. Publishers also use the website to promote special incentives and advertise and display special editions, new publications and upcoming covers. We have supplemented our own data with data obtained under agreements with Barnes & Noble, Inc., Walgreen Company and The Kroger Company.

Front-End and Point-of-Purchase Display Fixtures. To enhance retailers' marketing efficiency, we developed the capacity to design, manufacture, deliver and dispose of custom front-end and point-of-purchase displays for both retail store chains and product manufacturers. Retailers perceive our experience in developing and implementing product display strategies supported by our information services as helpful in improving the revenue they generated from the sale of home entertainment content merchandise. In addition, we believe that our influence on the design and manufacture of display fixtures enhances our ability to incorporate features that facilitate the gathering of information. Our services in this regard frequently include designing front-end display fixtures, supervising fixture installation, selecting products and negotiating, billing and collecting incentive payments from vendors. We frequently assist our retailer clients in the development of specialized marketing and promotional programs, which include special mainline or front-end displays and cross-promotions of magazines and products of interest to the readers of these magazines. Raw materials used in manufacturing our fixtures include wire, wood, powder coating, paints and stains, metal tubing and paneling, wood veneer and laminates, all of which are readily available from multiple sources.

Customers

Our customers in the specialty retail market consist of bookstore chains, music stores and other specialty retailers. Our customers in the mainstream retail market consist primarily of grocery stores, drug stores and mass merchandise retailers. Two customers account for a large percentage of our total revenues. Barnes & Noble, Inc. accounted for 28.7%, 28.3% and 30.0% in the fiscal years ended January 31, 2005, 2004 and 2003 respectively. Borders Group, Inc. accounted for 24.5%, 25.1% and 27.9% of total revenues in the fiscal years ended January 31, 2005, 2004 and 2003, respectively. Prior to the consummation of the merger, Alliance's customers included specialty retailers, mainstream retailers, and e-commerce retailers. Alliance's largest customer was Barnes & Noble, Inc., which historically had accounted for approximately 30% of Alliance's net sales. Based on historical trends, sales to Barnes & Noble, Inc. would have represented approximately 30% of the combined company's total revenues for the fiscal year ended January 31, 2005.

Marketing and Sales

Our target market includes magazine publishers, film studios, record labels, magazine distributors and retailers. We specialize in providing nationwide home entertainment product distribution to retailers with a national or regional scope. We believe that our distribution centers differentiate us from our national competitors and are a key element in our marketing program. Our distribution centers focus on our just-in-time replenishment and our ability to deliver product, particularly magazines published on a weekly basis, overnight to virtually any location within the continental United States.

While we frequently attend trade shows and advertise in trade publications, we emphasize personal interaction between our sales force and customers so that our customers are encouraged to rely on our dependability and responsiveness. Sales of our magazine products are not particularly seasonal; however, sales of DVDs, CDs and other home entertainment content is highly concentrated in the fourth fiscal quarter. Historically, prior to its merger with us, approximately 30% of Alliance's net sales were generated in the fourth quarter coinciding with the holiday shopping season.

To enhance the frequency of contact between our sales force and our customers, we have organized our direct sales force into a unified marketing group responsible for soliciting sales of all products and services available from each of our operating groups. We believe this combined marketing approach will enhance cross-selling opportunities and lower the cost of customer acquisition.

Competition

Each of our business units faces significant competition. Our Supply Chain Management group distributes home entertainment product in competition with a number of national and regional companies, including Anderson News Company, Anderson Merchandisers, L.P., Hudson News Company, News Group, Ingram Book Group, Inc., Ingram Entertainment, Inc., Handleman Company, and Baker & Taylor, Inc. Major record labels and film studios increasingly compete with us by establishing direct trading relationships with the larger retail chains and it is possible that magazine publishers and printers could seek to enter the magazine distribution business.

Our In-Store Services group has a limited number of direct competitors for its claims submission program, and it competes in a highly fragmented industry with other manufacturers for wood and wire display fixture business. In addition, some of this group's information and management services may be performed directly by publishers and other vendors, retailers or distributors. Other information service providers, including A.C. Nielsen Company, Information Resources and Audit Bureau of Circulations, also collect sales data from retail stores. If these service providers were to compete with us, given their expertise in collecting information and their industry reputations, they could be formidable competitors.

The principal competitive factors faced by each of our business units are price, financial stability, breath of products and services and reputation.

Management Information Systems

The efficiency of our business units are supported by our information systems that combine traditional outbound product counts with real-time register activity. Our ability to access real-time register data enables us to quickly adjust individual store merchandise allocations in response to variation in consumer demand. This increases the probability that any particular merchandise allotment will be sold rather than returned for credit. In addition, we have developed sophisticated database management systems designed to track various on-sale and off-sale dates for the numerous issues and regional versions of the magazine titles that we distribute.

Our primary operating systems are built on an open architecture platform and provide the high level of scalability and performance required to manage our large and complex business operations. We acquired certain of these systems in connection with our acquisition of Alliance, including proprietary, real-time, fully integrated enterprise planning, warehouse management and retail inventory management systems.

We also deploy a variety of additional hardware and software to manage our business, including a complete suite of electronic data interchange tools that enable us to take client orders, transmit advanced shipping notifications, and place orders with our manufacturing trading partners. We also use an automated e-mail response system and automated call distribution system to manage our call center and conduct customer care services.

Software used in connection with our claims submission program and in connection with our subscriber information website was developed specifically for our use by a combination of in-house software engineers and outside consultants. We believe that certain elements of these software systems are proprietary to us. Other portions of these systems are licensed from a third party that assisted in the design of the system. We also receive systems service and upgrades under the license. We believe that we have obtained all necessary licenses to support our information systems.

We employ various security measures and backup systems designed to protect against unauthorized use or failure of our information systems. Access to our information systems is controlled through firewalls and passwords, and we utilize additional security measures to safeguard sensitive information. Additionally, we have backup power sources for blackouts and other emergency situations. Although we have never experienced any material failures or downtime with respect to any systems operations, any systems failure or material downtime could prevent us from taking orders and/or shipping product.

We have made strategic investments in material handling automation. Such investments include computer-controlled order selection systems that provide labor efficiencies and increase productivity and handling efficiencies. We have also invested in specialized equipment for our rapidly growing e-commerce accounts. We believe that in order to remain competitive, it will be necessary to invest and upgrade from time to time all of our information systems.

Employees

As of March 31, 2005, we had 2,473 employees, of whom 2,227 were full-time employees. Approximately 164 of our employees are covered by collective bargaining agreements. We believe our relations with our employees are good.

Recent Developments

Merger of Source Interlink with Alliance

On February 28, 2005, we completed the merger with Alliance Entertainment Corp, a logistics and supply chain management services company for the home entertainment product market. In connection with the merger we issued approximately 26.9 million shares of our common stock to the former Alliance stockholders and assumed options, warrants and other obligations to issue approximately 0.9 shares of our common stock.

Alliance historically operated two business segments: the Distribution and Fulfillment Services Group and the Digital Media Infrastructure Services Group. Prior to the merger, on December 31, 2004, Alliance disposed of all of the operations conducted by the Digital Media segment. Consequently, in completing the merger, we acquired only the Distribution and Fulfillment business, but retained access to the Digital Media technology through a 5-year licensing agreement. The Digital Media business represented approximately 1.8% and 1.4% of Alliance's consolidated sales for the years ended December 31, 2004 and 2003, respectively.

We consummated the merger with Alliance to further our objective of creating the premier provider of information, supply chain management and logistics services to retailers and producers of home entertainment content products. We expect to benefit from substantial cost savings in the areas of procurement, marketing, information technology and administration and from other operational efficiencies, particularly in the distribution and fulfillment functions, where we plan to consolidate some distribution operations, reorganize others and leverage our best practices across all of our distribution operations.

Reincorporation from Missouri into Delaware

Also, on February 28, 2005, we reincorporated our company from Missouri into Delaware (the "Reincorporation"). The Reincorporation was adopted and approved at a special meeting of our shareholders. Each stock certificate representing our issued and outstanding shares prior to the Reincorporation will continue to represent the same number of our shares after the Reincorporation. The Reincorporation did not result in any change in our name, headquarters, business, jobs, management, location of offices or facilities, number of employees, assets, liabilities or net worth. Our common stock continues to be traded on the Nasdaq National Market under the symbol "SORC."

As a result of the Reincorporation, the rights of our stockholders became subject to and are now governed by Delaware law, a new certificate of incorporation and new bylaws. Certain differences in the rights of stockholders arise from distinctions between Missouri law and Delaware law, as well as from differences between the charter instruments of our Company. These differences are described in the section entitled "Comparison of Stockholder Rights and Corporate Governance Matters" on pages 149-165 of the Registrant's Registration Statement on Form S-4/A filed on January 18, 2005, which section is incorporated herein by reference.

Letter of Intent to Acquire Chas. Levy Circulating Co.

On March 18, 2005, we signed a non-binding letter of intent to acquire all of the outstanding equity interests of Chas. Levy Circulating Co., LLC from its sole member, Chas. Levy Company, LLC, for a purchase price of approximately $30 million, subject to certain adjustments. Chas. Levy Circulating Co. is one of the principal magazine wholesalers in the United States and distributes magazines from all leading publishers to more than 9,000 store fronts operated by leading retail chains throughout the midwest, east and west coasts. In its fiscal year ended September 30, 2004, Chas. Levy Circulating Co. reported revenues of approximately $370 million. Completion of the proposed transaction is conditioned on satisfactory completion of due diligence and approval of each company's board of directors

Concurrent with the proposed acquisition, we intend to enter into a separate 10-year marketing and service agreement with Levy Home Entertainment, LLC., a Chas Levy company not included in the transaction. Levy Home Entertainment is a full line book distributor.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Price Range of Common Stock

Our common stock is quoted on the Nasdaq National Market under the symbol SORC.

The following table sets forth, for the periods indicated, the range of high and low bid prices for our common stock as reported by the Nasdaq National Market during the fiscal year shown. All such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	High	Low
Year ended January 31, 2004		
First Quarter	$ 5.51	$ 4.33
Second Quarter	8.59	5.50
Third Quarter	9.82	7.70
Fourth Quarter	14.30	8.10
Year ended January 31, 2005		
First Quarter	$ 13.58	$ 10.31
Second Quarter	11.39	8.89
Third Quarter	10.73	8.39
Fourth Quarter	13.32	10.20

As of April 13, 2005, there were approximately 195 holders of record of the common stock.

Dividend Policy

We have never declared or paid dividends on our common stock. Our board of directors presently intends to retain all of our earnings, if any, for the development of our business for the foreseeable future. The declaration and payment of cash dividends in the future will be at the discretion of our board of directors and will depend upon a number of factors, including, among others, any restrictions contained in our credit facilities and our future earnings, operations, capital requirements and general financial condition and such other factors that our board of directors may deem relevant. Currently, our credit facilities prohibit the payment of cash dividends or other distributions on our capital stock or payments in connection with the purchase, redemption, retirement or acquisition of our capital stock.

Repurchases of Equity Securities

We did not make any repurchases of our equity securities in the fourth quarter of 2004.

Selected Financial Data

The following selected consolidated financial data are only a summary and should be read in conjunction with our financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Annual Report. The consolidated statement of operations data for the years ended January 31, 2003, 2004 and 2005 and the balance sheet data as of January 31, 2004 and 2005, which have been prepared in accordance with accounting principles generally accepted in the U.S., are derived from our financial statements audited by BDO Seidman, LLP, an independent registered public accounting firm, which are included elsewhere in this Annual Report. The consolidated statements of income data for the years ended January 31, 2001 and 2002 and the balance sheet data as of January 31, 2001, 2002 and 2003, which have been prepared in accordance with accounting principles generally accepted in the U.S., are derived from our audited financial statements which are not included in this Annual Report. On February 28, 2005, we consummated our merger with Alliance Entertainment Corp. The results of operations of Alliance are not included in the selected financial data presented below. For a description of the merger of Source Interlink and Alliance, please see the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." Historical operating results are not necessarily indicative of the results that may be expected for any future period.

Selected Financial Data (continued)

(in thousands, except per share data)	Year Ended January 31, 2001[3]	2002[3]	2003[3]	2004[3]	2005
Consolidated Statement Of Operations Data:					
Revenues	$ 92,423	$ 218,697	$ 269,191	$ 315,791	$ 356,644
Cost of revenues	53,792	159,660	197,431	229,748	258,851
Gross profit	38,631	59,037	71,760	86,043	97,793
Selling, general and administrative expenses	23,279	36,464	43,710	50,538	55,130
Fulfillment freight	—	7,931	14,721	16,381	21,067
Relocation expenses (1)	—	—	1,926	1,730	2,450
Amortization of goodwill	2,994	5,424	—	—	—
Goodwill impairment charge (2)	—	48,993	—	—	—
Loss on sale of land and building	—	—	—	—	(1,122)
Operating income (loss)	12,358	(39,775)	11,403	17,394	18,024
Other income (expense):					
Interest expense	(2,312)	(2,650)	(3,473)	(3,427)	(1,575)
Interest income	—	—	277	358	175
Deferred loan costs	—	—	—	(865)	(1,495)
Other	36	(2,390)	445	393	161
Total other expense	(2,276)	(5,040)	(2,751)	(3,541)	(2,734)
Income from continuing operations before income taxes and discontinued operation	10,082	(44,815)	8,652	13,853	15,290
Income tax expense (benefit)	3,965	(969)	893	3,690	2,228
Income from continuing operations before discontinued operation	6,117	(43,846)	7,759	10,163	13,062
Loss from discontinued operation, net of tax	—	(29,019)	(421)	(115)	(980)
Net income (loss)	$ 6,117	$ (72,865)	$ 7,338	$ 10,048	$ 12,082
Earnings (loss) per share – basic					
Continuing operations	$ 0.35	$ (2.45)	$ 0.42	$ 0.55	$ 0.57
Discontinued operations	—	(1.62)	(0.02)	(0.01)	(0.04)
Total	$ 0.35	$ (4.07)	$ 0.40	$ 0.54	$ 0.53
Earnings (loss) per share – diluted					
Continuing operations	0.33	(2.45)	0.42	0.52	0.53
Discontinued operations	—	(1.62)	(0.02)	(0.01)	(0.04)
Total	0.33	(4.07)	0.40	0.51	0.49
Weighted average of shares outstanding in computing					
Basic net income per share	17,591	17,915	18,229	18,476	22,963
Diluted net income per share	18,348	17,915	18,478	19,866	24,833

(in thousands)	At January 31, 2001	2002	2003	2004	2005
Consolidated Balance Sheet Data:					
Cash	1,085	2,943	5,570	4,963	1,387
Working capital	60,277	(9,424)	(3,519)	19,418	41,186
Total assets	158,448	164,430	157,239	164,101	197,753
Current maturities of debt	116	42,097	29,215	4,059	5,630
Debt, less current maturities	31,780	15,578	17,026	31,541	34,139
Total liabilities	48,658	120,887	106,320	97,027	70,070
Total equity	109,790	43,543	50,919	67,074	127,683

(1) Relocation costs relate to the consolidation of our prior offices from St. Louis, Missouri, High Point, North Carolina and San Diego, California to our new offices in Bonita Springs, Florida. In addition, during fiscal 2005, the company relocated distribution centers from Milan, OH, San Diego, CA and Kent, WA to Harrisburg, PA and Carson City, NV.

(2) Charge related to the impairment of the goodwill attributed to our Magazine Distribution and Wood Manufacturing businesses.

(3) Restated for the discontinued operations as discussed in note 8.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Prior to our merger with Alliance as discussed below, our business consisted of four business segments: Magazine Fulfillment, In-Store Services, Wood Manufacturing and Shared Services. Our segment reporting is structured based on the reporting of senior management to our chief executive officer.

- Our Magazine Fulfillment group provides domestic and foreign titled magazines to specialty retailers, such as bookstores and music stores, and to mainstream retailers, such as supermarkets, discount stores, drug stores, convenience stores and newsstands. This group also exports domestic titled magazines from more than 100 publishers to foreign markets worldwide. We provide fulfillment services to more than 26,000 retail stores, 7,300 of which also benefit from our selection and logistical procurement services.
- Our In-Store Services group assists retailers with the design and implementation of their front-end area merchandise programs, which generally have a three-year life cycle. We also provide other value-added services to retailers, publishers and other vendors. These services include assisting retailers with the filing of claims for publisher incentive payments, which are based on display location or total retail sales, and providing publishers with access to real-time sales information on more than 10,000 magazine titles, thereby enabling them to make more informed decisions regarding their product placement, cover treatments and distribution efforts.
- Our Wood Manufacturing group designs and manufactures wood display and store fixtures for leading specialty retailers.
- Our Shared Services group consists of overhead functions not allocated to the other groups. These functions include corporate finance, human resource, management information systems and executive management that are not allocated to the three operating groups. Upon completion of the consolidation of our administrative operations, we restructured our accounts to separately identify corporate expenses that are not attributable to any of our three main operating groups. Prior to fiscal year 2004, these expenses were included within our In-Store Services group.

On February 28, 2005, we completed the merger with Alliance Entertainment Corp, a logistics and supply chain management services company for the home entertainment product market pursuant to the terms and conditions of the Agreement and Plan of Merger Agreement dated as of November 18, 2004 (the "Merger Agreement").

Alliance historically operated two business segments: the Distribution and Fulfillment Services Group ("DFSG") and the Digital Medial Infrastructure Services Group (the "DMISG"). Prior to the merger, on December 31, 2004, Alliance disposed of all of the operations conducted by the DMISG business lines through a spin-off to its existing stockholders. Consequently, in connection with the merger, we acquired only the DFSG business and not the DMISG business. The DMISG business represented approximately 1.8% and 1.4% of Alliance's consolidated sales for the years ended December 31, 2004 and 2003, respectively.

We consummated the merger with Alliance to further our objective of creating the premier provider of information, supply chain management and logistics services to retailers and producers of home entertainment content products. We believe that the merger provides significant market opportunities to take advantage of our strong retailer relationships and experience in marketing our products by expanding product offerings beyond our existing magazine fulfillment business to DVDs, CDs, video games and related home entertainment products and accessories. In addition, we believe that our in-store merchandising capabilities will be strengthened. We also believe this transaction will position us as the distribution channel of choice for film studios, record labels, publishers and other producers of home entertainment content products. We expect to benefit from substantial cost savings in the areas of procurement, marketing, information technology and administration and from other operational efficiencies, particularly in the distribution and fulfillment functions, where we plan to consolidate some distribution operations, reorganize others and leverage our best practices across all of our distribution operations. As a result, we believe the merger will enhance our financial strength, increase our visibility in the investor community and strengthen our ability to pursue further strategic acquisitions.

The total purchase price of approximately $317.0 million consisted of $304.7 million in Source Interlink common stock, representing approximately 26.9 million shares, $9.3 million related to the exchange of approximately 0.9 million shares of common stock on exercise of outstanding stock options, warrants and other rights to acquire Alliance common stock and direct transaction costs of $3.0 million. The value of the common stock was determined based on the average market price of Source Interlink common stock over the 5-day period prior to and after the announcement of the merger in November 2004. The value of the stock options was determined using the Black-Scholes option valuation model.

Discontinued Operation

In November 2004, the Company sold and disposed of its secondary wholesale distribution operation for $1.4 million, in order to focus more fully on its domestic and export distribution. All rights owned under the secondary wholesale distribution contracts were assigned, delivered, conveyed and transferred to the buyer, an unrelated third party. All assets and liabilities relating to our secondary wholesale distribution operation were not assumed by the buyer. We recognized a gain on sale of this business of $1.4 million ($0.8 net of tax) in the fourth quarter of fiscal year 2005.

The following amounts related to our Magazine Fulfillment segment's discontinued operation (secondary wholesale distribution business) have been segregated from continuing operations and reflected as discontinued operations in each period's consolidated statement of income (in thousands):

	2003	2004	2005
Revenue	$21,704	$17,343	$13,380
Loss before income taxes	$ (702)	$ (191)	$ (3,033)
Income tax benefit	281	76	1,213
Loss from discontinued operation, net of tax	(421)	(115)	(1,820)
Pre-tax gain on sale of discontinued business	—	—	1,400
Income tax expense	—	—	(560)
Gain on sale of business, net of tax	—	—	840
Discontinued operations, net of tax	$ (421)	$ (115)	$ (980)

Revenues

The Magazine Fulfillment group derives revenues from:

- selling and distributing magazines, including domestic and foreign titles, to specialty and mainstream retailers throughout the United States and Canada;
- exporting domestic titles internationally to foreign wholesalers or through domestic brokers;
- providing return processing services for major specialty retail book chains; and
- serving as an outsourced fulfillment agent and backroom operator for publishers.

The In-Store Services group derives revenues from:

- designing, manufacturing and invoicing participants in front-end merchandising programs;
- providing claim filing services related to rebates owed to retailers from publishers or their designated agents;
- storing, shipping, installing, and removing front-end fixtures; and
- providing information and management services relating to magazine sales to retailers and publishers throughout the United States and Canada.

The Wood Manufacturing group derives revenues from designing, manufacturing and installing custom wood fixtures primarily for retailers.

Cost of Revenues

Our cost of revenues for the Magazine Fulfillment group consists of the costs of magazines purchased for resale less all applicable publisher discounts and rebates.

Our cost of revenues for the In-Store Services and the Wood Manufacturing groups includes:

- raw materials consumed in the production of display fixtures, primarily steel, wood and plastic components;
- production labor; and
- manufacturing overhead.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for each of the operating groups include:

- non-production labor;
- rent and office overhead;
- insurance;
- professional fees; and
- management information systems.

Expenses associated with corporate finance, human resources, management information systems and executive offices are included within the Shared Services group and are not allocated to the other groups.

Fulfillment Freight

Fulfillment freight consists of our direct costs of distributing magazines by third-party freight carriers, primarily Federal Express ground service. Freight rates are driven primarily by the weight of the copies being shipped and the distance between origination and destination.

Fulfillment freight is not disclosed as a component of cost of revenues, and, as a result, gross profit and gross profit margins are not comparable to other companies that include shipping and handling costs in cost of revenues.

Fulfillment freight has increased proportionately as the amount of product we distribute has increased. We anticipate the continued growth in our Magazine Fulfillment group will result in an increase in fulfillment freight. Generally, as pounds shipped increase, the cost per pound charged by third party carriers decreases. As a result, fulfillment freight as a percent of the Magazine Fulfillment group's gross revenues should decline slightly in the future.

Relocation Expenses

During fiscal 2005, the Company incurred $2.5 million of expenses related to distribution center relocations and a plant conversion. The Company began expansion into the mainstream retail market which resulted in distribution fulfillment centers in Milan, OH, San Diego, CA and Kent, WA being moved to Harrisburg, PA and Carson City, NV.

During fiscal 2004, the Company incurred $1.7 million of expenses related to relocating its claims submission and fixture billing center, its Corporate Headquarters, and its Magazine Fulfillment administrative offices to its facility in Bonita Springs, FL.

Results Of Operations

The following table sets forth, for the periods presented, information relating to our continuing operations (in thousands):

Year Ended January 31	2003		2004		2005	
	$	Margin %	$	Margin %	$	Margin %
Magazine Fulfillment						
Revenues	$ 189,960		$ 238,471		$ 280,171	
Cost of Revenues	145,650		179,460		210,639	
Gross Profit	44,310	23.3%	59,011	24.7%	69,532	24.8%
Operating Expenses(1)	37,046		44,585		53,030	
Operating Income	7,264	3.8%	14,426	6.0%	16,502	5.9%
In-Store Services(2)						
Revenues	$ 61,754		$ 58,601		$ 54,103	
Cost of Revenues	35,391		33,931		29,368	
Gross Profit	26,363	42.7%	24,670	42.1%	24,735	45.7%
Operating Expenses(1)	21,512		8,245		8,777	
Operating Income	4,851	7.9%	16,425	28.0%	15,958	29.5%
Wood Manufacturing						
Revenues	$ 17,477		$ 18,719		$ 22,370	
Cost of Revenues	16,390		16,357		18,844	
Gross Profit	1,087	6.2%	2,362	12.6%	3,526	15.8%
Operating Expenses(1)	1,799		1,373		1,241	
Operating Income (Loss)	(712)	(4.1)%	989	5.3%	2,285	10.2%
Shared Services(2)						
Revenues	$ —		$ —		$ —	
Cost of Revenues	—		—		—	
Gross Profit	—	—	—	—	—	—
Operating Expenses(1)	—		14,446		16,721	
Operating (Loss)	—	—	(14,446)	—	(16,721)	—
Total						
Revenues	$ 269,191		$ 315,791		$ 356,644	
Cost of Revenues	197,431		229,748		258,851	
Gross Profit	71,760	26.7%	86,043	27.2%	97,793	27.4%
Operating Expenses(1)	60,357		68,649		79,769	
Operating Income	11,403	4.2%	17,394	5.5%	18,024	5.4%

(1) Operating expenses include selling, general and administrative expenses, fulfillment freight, relocation expenses, loss on sale of land and building and amortization of intangibles.

(2) Prior to fiscal year 2004 amounts currently reported as Shared Services were reported as a component of In-Store Services.

Results for the Fiscal Year Ended January 31, 2005 Compared to the Fiscal Year Ended January 31, 2004

Revenues

Overall revenues for the fiscal year ended January 31, 2005 increased $40.9 million, or 12.3% from the prior year due primarily to an increase in revenue in our Magazine Fulfillment group as described below.

Our Magazine Fulfillment group's revenues were $280.2 million, an increase of $41.7 million or 17.5% as compared to the prior fiscal year.

The group's revenues for fiscal year 2005 and 2004 are comprised of the following components (in thousands):

	2005	2004	Change
Domestic distribution	$ 238.9	$ 204.6	$ 34.3
Export distribution	38.5	32.0	6.5
Other	3.8	3.4	0.4
Intra-segment sales	(1.0)	(1.5)	0.5
Total	$ 280.2	$ 238.5	$ 41.7

Domestic distribution consists of the gross amount of magazines (both domestic and imported titles) distributed to domestic retailers and wholesalers, less actual returns received, less an estimate of future returns and customer discounts. The $34.3 million increase in domestic distribution relates primarily to an $80.0 million increase in gross distribution partially offset by higher returns and estimated return reserve at year-end. The increase in gross distribution related both to an increase in copies distributed as well as an increase in the amount billed per copy to specialty retailers as well as the expansion of our distribution network to traditional retailers via internal marketing efforts as well as the acquisition of Empire News, a traditional wholesaler servicing the western New York and northern Pennsylvania markets. Gross domestic distribution to our two largest customers increased $36.6 million. Gross distribution to traditional retailers increased from $10.9 million to $43.1 million, an increase of $32.2 million. Estimated sell-through for the period was lowered from 46.7% to 45.9%. The decreased estimated sell-through relates primarily to the increase in the percent of our distribution related to traditional retailers who generally have lower sell-through percentages than specialty retailers.

Our export distribution began operations in March 2003. Export distribution increased $6.5 million compared to the prior fiscal year due primarily to an additional month of distribution in the current fiscal year.

Our In-Store Services group's revenues for fiscal year ended January 31, 2005 were $54.1 million, a decrease of $4.5 million or 7.7% over the prior year.

The group's revenues for the fiscal year ended January 31, 2005 and 2004 are comprised of the following components (in thousands):

	2005	2004	Change
Claim filing and information	$ 17.3	$ 14.0	$ 3.3
Wire manufacturing	36.8	44.6	(7.8)
Total	$ 54.1	$ 58.6	$ (4.5)

Our claim filing revenues are recognized at the time the claim is paid. The increase in revenues in the fiscal year ended January 31, 2005 relate to the timing of the cash payments received on the claims. In addition, we acquired Promag Retail Services, LLC in August 2004 which also contributed to the increased revenues for the fiscal year ended January 31, 2005. Information services revenue increased by approximately $0.5 million over the prior year relating to additional information product contracts being entered into in the current year.

Our front end wire and services revenues declined due to the cyclical nature of the industry. Major chains typically purchase new front-end fixtures every three years; however, the use of the front end fixtures has been extending beyond this life cycle.

Our Wood Manufacturing group's revenues for the fiscal year ended January 31, 2005 were $22.4 million, an increase of approximately $3.7 million or 19.5% over the prior year. The increase for the fiscal year ended January 31, 2005 relates to an increase in the number of store openings and remodelings performed by our customers.

Gross Profit

Gross profit for the fiscal year ended January 31, 2005 increased $11.8 million, or 13.7 %, over the prior fiscal year primarily due to an increase in sales volume in our Magazine Fulfillment group and our Wood Manufacturing Group.

Our Magazine Fulfillment gross profits were $69.5 million, an increase of $10.5 million or 17.8%, compared to the prior fiscal year. The increase related primarily to the increased distribution revenue as described above and the improvement in gross profit margins from 24.7% to 24.8%. The gross profit margins in our domestic distribution businesses are generally higher than our export distribution and, as a result, overall gross profit margins improve as the portion of total revenues is weighted more toward our domestic operations. In addition, we receive certain supplier rebates on gross distribution and as estimated sell-through decreases those rebates become a greater portion of the overall gross profit contribution yielding higher gross profit margins.

Gross profit in our In-Store Services group for the fiscal year period ended January 31, 2005 increased $0.1 million, or 0.03%, over the prior year. The increase in gross profit is primarily due to a larger percentage of our sales occurring in claim filing and information which is a significantly higher margin business than our front end wire and services.

Gross profit in our Wood Manufacturing group for the fiscal year ended January 31, 2005 increased $1.2 million, or 49.3%, over the prior year. The increase relates primarily to operational efficiencies at our manufacturing facilities.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the fiscal year ended January 31, 2005 increased $4.6 million, or 9.1%, over the prior year. Selling, general, and administrative expenses as a percent of revenues declined from 16.0% to 15.5% in those same periods.

The Magazine Fulfillment group's selling, general, and administrative expenses were $29.9 million, an increase of $3.3 million, or 12.5% over the prior fiscal year. As a percentage of sales, selling, general and administrative expenses have decreased from 11.1% to 10.7% compared to the prior year same period due to our ability to leverage existing infrastructure over a larger base of distribution and the consolidation of our distribution centers in Harrisburg, Pennsylvania and Carson City, Nevada. Overall expenses have increased due to the increase in our traditional distribution business and the related merchandising and distribution labor in our distribution centers and the expansion of our marketing efforts in the United Kingdom.

The selling, general, and administrative expenses of In-Store Services in the fiscal year ended January 31, 2005 increased $0.2 million, or 2.1%, compared to the fiscal year ended January 31, 2004. The increase relates to an increase in general operating expenses offset by a reduction in executive salary expense in the fiscal year ended January 31, 2005 compared to the fiscal year ended January 31, 2004.

The selling, general, and administrative expenses of Shared Services for the fiscal year ended January 31, 2005 increased $1.2 million, or 8.6%, compared to the fiscal year ended January 31, 2004. The overall increase is primarily due to Sarbanes-Oxley compliance charges and increased depreciation expense due to increased capital expenditures.

The Wood Manufacturing group's selling, general, and administrative expenses in the fiscal year ended January 31, 2005 decreased $0.1 million, or 9.6%, compared to the fiscal year ended January 31, 2004. The decrease was attributable primarily to a head count reduction.

Fulfillment Freight

Fulfillment freight represents the outbound freight costs of domestic distribution. It consists primarily of payments to third party carriers to provide delivery service from our distribution centers to our customer's retail stores.

Our Magazine Fulfillment group's freight expense was $21.1 million, an increase of $4.7 million or 28.6% compared to the prior fiscal year. Freight expense as a percentage of gross domestic distribution increased from 3.7% to 4.0%. The increase was primarily attributable to expansion of our fulfillment business where we receive a per pound fee to ship other distributors product.

Relocation Expenses

During fiscal 2005, the Company incurred $2.5 million of expenses related to distribution center relocations and a plant conversion. The Company began expansion into the mainstream retail market which resulted in distribution fulfillment centers in Milan, OH, San Diego, CA and Kent, WA being moved to Harrisburg, PA and Carson City, NV.

During fiscal 2004, the Company incurred $1.7 million of expenses related to relocating its claims submission and fixture billing center, its Corporate Headquarters, and its Magazine Fulfillment administrative offices to its new facility in Bonita Springs, FL.

Loss on Sale of Land and Building

For the fiscal year ended January 31, 2005, the Company recognized a loss on the sale of land and building of approximately $1.1 million for a vacant property located in Highpoint, NC.

Operating Income

Operating income for the fiscal year ended January 31, 2005 increased $0.6 million or 3.6%, compared to the fiscal year ended January 31, 2004 due to the factors described above.

Operating profit margins for the fiscal year ended January 31, 2005 decreased from 5.5% to 5.0% as compared to the prior year due to the relocation costs and loss on sale of land and building discussed above.

Interest Expense

Interest expense includes the interest and fees on our significant debt instruments and outstanding letters of credit.

Interest expense decreased $1.9 million, or 54%, for the fiscal year ended January 31, 2005 compared to the fiscal year ended January 31, 2004. This decrease was due to significantly lower borrowings in the current fiscal year. The lower borrowing levels are due to the raising of proceeds from the sale of 3.8 million shares of our common stock.

Other Income (Expense)

Other income (expense) consists of items outside of the normal course of operations. Due to its nature, comparability between periods is not generally meaningful.

For the fiscal years ended January 31, 2005 and 2004, we recorded charges of approximately $1.5 million and $0.9 million, respectively, related to the write off of deferred financing charges as a result of paying off certain debt instruments, as described below in "Liquidity and Capital Resources."

Income Tax Expense

The effective income tax rates on income from continuing were 14.6% and 26.6% for the fiscal years ended January 31, 2005 and 2004, respectively. The difference between the statutory rate and effective tax rates relates primarily to the realization of a net operating loss carry-forward acquired with our acquisition of Interlink through the reduction of the deferred tax valuation allowance in fiscal year 2005 and 2004. Additionally, at January 31, 2005, the Company reassessed the future utilization of such NOLs and determined that it is more likely than not that the benefit of such NOL will be realized and a valuation allowance is no longer necessary, accounting for the difference in the effective tax rate from 2005 to 2004.

Results for the Fiscal Year Ended January 31, 2004 Compared to the Fiscal Year Ended January 31, 2003

Revenues

Revenues for the fiscal year ended January 31, 2004 increased $46.6 million, or 17.3%, over the prior fiscal year due primarily to an increase in revenue in our Magazine Fulfillment group.

Our Magazine Fulfillment group's revenues for the fiscal year ended January 31, 2004 were $238.5 million, an increase of $48.5 million, or 25.5%, over the prior fiscal year. The group's revenues for the fiscal years ended January 31, 2004 and 2003 are comprised of the following components (in millions):

	2004	2003	Change
Domestic distribution	$ 204.6	$ 188.6	$ 16.0
Export distribution	32.0	—	32.0
Other	3.4	2.5	0.9
Intra-segment sales	(1.5)	(1.1)	(0.4)
Total	$ 238.5	$ 190.0	$ 48.5

Domestic distribution consists of the gross amount of magazines (both domestic and imported titles) distributed to domestic retailers and wholesalers, less actual returns received (collectively, "actual net distribution"), less an estimate of future returns and customer discounts. The $16.0 million increase in domestic distribution consisted of a $26.3 million increase in actual net distribution, less a $10.1 million decrease from the impact of the change in the sales return reserve as compared to the prior year's change, and a $0.2 million increase in customer discounts. Actual net domestic distribution increased from $189.8 million to $216.1 million; an increase of $26.3 million or 13.9%. This increase was driven primarily by the growth of distribution to our two main customers, which increased from $155.5 million to $173.7 million or $18.2 million. The sales return reserve related to our domestic distribution increased from $33.1 million to $41.4 million or $8.3 million. Customer discounts increased from $3.0 million to $3.2 million.

Our export distribution began operation in March 2003. Actual net export distribution was $52.4 million. At January 31, 2004, the sales return reserve related to our export distribution was $20.4 million.

Our In-Store Services group's revenues for the fiscal year ended January 31, 2004 were $58.6 million, a decrease of $3.2 million or 5.1% over the prior fiscal year.

The group's revenues for the fiscal years ended January 31, 2004 and 2003 are comprised of the following components (in millions):

	2004	2003	Change
Claim filing and information	$ 14.0	$ 14.0	$ —
Wire manufacturing	44.6	47.8	(3.2)
Total	$ 58.6	$ 61.8	$ (3.2)

Our wire manufacturing revenues declined due to the cyclical nature of the industry (major chains purchase new front-end fixtures every three years) and pricing pressure in our industry.

Our Wood Manufacturing group's revenues for the fiscal year ended January 31, 2004 were $18.7 million, an increase $1.2 million or 7.1% compared to the prior fiscal year.

Gross Profit

Gross profit for the fiscal year ended January 31, 2004 increased $14.3 million, or 19.9%, over the prior fiscal year due primarily to an increase in gross profit in our Magazine Fulfillment group.

Gross profit margins for the fiscal year ended January 31, 2004 increased 2.2% over the prior fiscal year. Margins improved or (declined) in our Magazine Fulfillment, In-Store Services, and Wood Manufacturing groups by 1.4%, (0.6)%, and 6.4%, respectively.

Gross profit in our Magazine Fulfillment group for the fiscal year ended January 31, 2004 increased $14.7 million, or 33.2%, over the prior fiscal year. The increase related to both the increase in revenue described above as well as improving margins. The gross profit margins in our domestic distribution businesses are generally higher than our export distribution business and, as a result, gross profit margins improve as the portion of total revenues is weighted more heavily toward our domestic operations. The margins in our distribution business also improved as a result of a shift in product mix from lower margin domestic titles to higher margin imported titles.

Results for the Fiscal Year Ended January 31, 2004 Compared to the Fiscal Year Ended January 31, 2003

Gross profit in our In-Store Services group for the fiscal year ended January 31, 2004 decreased $1.7 million, or 6.4%, over the prior fiscal year. The decrease related to both the decrease in revenues described above as well as declining margins. The decrease in margins is both due to a decrease in pricing as well as the recent increase in commodity prices particularly steel, which is a major component of our front-end fixtures.

Gross profit in our Wood Manufacturing group for the fiscal year ended January 31, 2004 increased $1.3 million, or 117.3%, over the prior fiscal year. The increase related to both the increase in revenue described above as well as improving margins. The prior fiscal year results included a significant inventory write-off related to a lost customer.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the fiscal year ended January 31, 2004 increased $6.8 million, or 15.6%, over the prior fiscal year. Selling, general, and administrative expenses as a percent of revenues decreased from 16.2% to 16.0% in those same periods.

The Magazine Fulfillment group's selling, general, and administrative expenses for the fiscal year ended January 31, 2004 increased $4.3 million, or 19.4%, over the prior fiscal year. The inception of our magazine export business resulted in $2.5 million of the increase.

The combined selling, general and administrative expenses of In-Store Services and Shared Services for the fiscal year ended January 31, 2004 increased $2.9 million, or 15.0%, over the prior fiscal year. The increase is attributable to an expanded corporate infrastructure to support our enlarged scope of operations.

The Wood Manufacturing group's selling, general, and administrative expenses for the fiscal year ended January 31, 2004 decreased $0.4 million, or 23.7%, over the prior fiscal year. The decrease was attributable to both the unusually high level of expenses in the fourth quarter of fiscal 2003 as well as the cost savings attributable to the consolidation of our manufacturing capacity in Carson City, Nevada into the facility in Albemarle, North Carolina.

Fulfillment Freight

Fulfillment freight expenses for the fiscal year ended January 31, 2004 increased $1.7 million, or 11.5%, over the prior fiscal year. Freight as a percentage of the Magazine Fulfillment group's revenues decreased from 6.9% to 6.4% due to improvement in the efficiency of our distribution model and an increase in the number of pounds distributed. Under our existing contract, our freight rates per pound decrease as the number of pounds shipped increases.

Relocation Expenses

During fiscal 2004, we relocated our magazine distribution back office from San Diego, California to Bonita Springs, Florida. The total expense recorded in the period related to this relocation was $1.7 million.

During fiscal 2003, we relocated our claim submission and fixture billing center from High Point, North Carolina to Bonita Springs, Florida. The total expense recorded in the period related to this relocation was $1.9 million.

Operating Income

Operating income for the fiscal year ended January 31, 2004 increased $6.0 million, or 52.5%, compared to the prior fiscal year due to the factors described above.

Operating profit margins for the fiscal year ended January 31, 2004 improved to 5.5% from 4.2% in the prior fiscal year. The increase was due primarily to the improvement in our gross profit margins in our magazine fulfillment business.

Interest Expense

Interest expense includes the interest and fees on our significant debt instruments and outstanding letters of credit.

Other Income (Expense)

Other income (expense) consists of items outside of the normal course of operations. Due to its nature, comparability between periods is not generally meaningful.

Liquidity and Capital Resources

Other expense in the fiscal year ended January 31, 2004 includes a charge of $0.9 million related to the refinancing of our senior credit facilities.

Other income in the fiscal year ended January 31, 2004 related primarily to the favorable settlement of an outstanding liability.

Income Tax Expense

The effective income tax rates were 26.6% and 10.3% for the fiscal years ended January 31, 2004 and 2003, respectively.

The difference between the statutory rate and effective tax rates relates primarily to the realization of a portion of the net operating loss carry-forward acquired with our acquisition of Interlink and tax credits received from the state of Florida related to our relocation.

Overview

Our primary sources of cash include receipts from our customers, borrowings under our credit facilities and from time to time the proceeds from the sale of common stock.

Our primary cash requirements for the Magazine Fulfillment group consist of the cost of magazines and the cost of freight, labor and facility expense associated with our distribution centers.

Our primary cash requirements for the In-Store Services group consist of the cost of raw materials, labor, and factory overhead incurred in the production of front-end displays, the cost of labor incurred in providing our claiming, design and information services and cash advances funding our Advance Pay program. Our Advance Pay program allows retailers to accelerate collections of their rebate claims through payments from us in exchange for the transfer to us of the right to collect the claim. We then collect the claims when paid by publishers for our own account.

Our primary cash requirements for the Wood Manufacturing group consist of the cost of raw materials, the cost of labor, and factory overhead incurred in the manufacturing process.

Our primary cash requirements for the Shared Services group consist of salaries, professional fees and insurance not allocated to the operating groups.

The following table presents a summary of our significant obligations and commitments to make future payments under debt obligations and lease agreements due by fiscal year as of January 31, 2005 (in thousands).

Payments Due By Period	**Total**	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**After 5 Years**
Debt obligations	$ 39,769	$ 5,630	$ 10,570	$ 23,569	$ —
Operating leases	33,052	5,169	7,253	6,451	14,179
Total contractual cash obligations	$ 72,821	$ 10,799	$ 17,823	$ 30,020	$ 14,179

The following table presents a summary of our commercial commitments and the notional amount expiration by period (in thousands):

National Amount Expiration By Period	**Total**	**Less than 1Year**	**1-3 Years**	**3-5 Years**	**After 5 Years**
Financial standby letters of credit	$ 1,800	$ 1,800	$ —	$ —	$ —
Total commercial commitments	$ 1,800	$ 1,800	$ —	$ —	$ —

Operating Cash Flow

Net cash (used in) provided by operating activities was ($11.5) million, $12.3 million and $20.6 million for the fiscal years ended January 31, 2005, 2004 and 2003, respectively.

Operating cash flows for the fiscal year ended January 31, 2005 were primarily from net income $12.1 million, plus non-cash charges including depreciation and amortization of $5.4 million and provisions for losses on accounts receivable of $3.0 million, a write off of deferred financing costs and original issue discount of $1.5 million, a loss of the sale of land and building of $1.1 million, a decrease in inventories of $0.6 million and a decrease in other current and non-current assets of $0.7 million. These cash providing activities were offset by an increase in accounts receivable of $10.3 million and a decrease in accounts payable and accrued expenses of $24.8 million.

The increase in accounts receivable for the fiscal year ended January 31, 2005 was primarily due to an increase in accounts receivable in our Magazine Fulfillment group of $6.6 million. The increase was due to an overall increase in distribution levels, especially in the last month of the quarter, more lenient payment terms offered to a significant customer in exchange for more favorable pricing, and partially offset by $13.8 million increase in the sales return reserve from the end of fiscal 2004.

The In-Store Services Group had an increase in accounts receivable of approximately $2.0 million due primarily due to the seasonal nature of the wire manufacturing business, which generally has the highest receivable balance in the third quarter. The fourth quarter is generally our best collection and cash flow quarter of the year as revenues from the third quarter are collected.

Receivables in our Wood Manufacturing division increased by approximately $0.2 million, due to additional revenues for the year of approximately $3.7 million.

The decrease in accounts payable and accrued expenses for the fiscal year ended January 31, 2005 of $24.8 million relates primarily to a $12.5 million increase of purchase return reserves in our Magazine Fulfillment group.

Operating cash flows for the fiscal year ended January 31, 2004 were primarily from net income ($10.1 million), plus non-cash charges including depreciation and amortization ($4.1 million) and provisions for losses on accounts receivable ($1.8 million), a decrease in accounts receivable ($0.5 million) and a decrease in other current and non-current assets ($2.0 million). These cash providing activities were offset by an increase in inventory ($1.3 million), and a decrease in accounts payable and accrued expenses other current and non-current liabilities ($5.7 million).

Accounts receivable and accounts payable balances were impacted by the inception of the magazine export business, which had trade receivable of $14.2 million and trade payables of $10.0 million at January 31, 2004. The magazine export agreement allowed us to become a leading exporter of domestic titles to foreign wholesalers and domestic brokers who transport the product overseas. The fiscal year includes eleven months of operations from this business and only eight months of cash collections due to standard payment terms of at least 90 days, which is typical in the industry.

Accounts receivable related to our domestic magazine distribution businesses decreased $2.6 million primarily due to the increase in the sales return reserve partially offset by the growth in trade receivables as a result of higher distribution levels. Inventories for this business increased $1.7 million primarily to support higher distribution levels.

Accounts receivable in our front-end fixture manufacturing and claim filing services decreased $6.7 million due to both better collection procedures as well as the lower revenue base.

Operating cash flow for the fiscal year ended January 31, 2003 was primarily from net income ($7.3 million), adding back non-cash charges such as depreciation and amortization ($3.3 million) and provisions for losses on accounts receivable ($2.0 million) and a significant decrease in accounts receivable ($17.6 million). These cash providing activities were offset by a significant reduction in accounts payable ($9.7 million).

The decrease in accounts receivable relates primarily to a significant decrease in receivables related to front-end fixture programs, which were at unusually high levels at January 31, 2002 and subsequently collected in the first quarter of fiscal 2003.

The decrease in receivables related to front-end fixture programs relates primarily to the timing of payments by significant participants of cost-shared front-end fixture programs. Our year-end balance at January 31, 2002 was inflated by the significantly higher revenue in the third quarter of fiscal 2002 that was, for the most part, collected in the first quarter of fiscal 2003.

Improved cash flow and profits in our Magazine Distribution group allowed for a significant reduction in accounts payable ($13.0 million of the total decrease). We believe that this decrease was necessary to bring us within payment terms with all our publishers, which has significantly improved our relationship with the publishing community and allowed us to expand our business with those publishers.

Investing Cash Flow

Net cash used in investing activities was $19.8 million, $9.5 million and $12.8 million in the fiscal years ended January 31, 2005, 2004 and 2003, respectively.

For the fiscal year ended January 31, 2005, cash used in investing activities included capital expenditures of $7.1 million, which in part related to our expansion of our distribution facilities in Harrisburg, Pennsylvania and Carson City, Nevada. Our advance pay program generated net cash flow of $4.0 million in the fiscal year ended January 31, 2005. In addition, we collected $6.8 million from the prior operator of our export distribution business during 2005. The initial advances were made as part of the agreement to collect the prior operator's receivables and pay outstanding payables so as to create a seamless transition for both the customers and suppliers. In addition, we incurred approximately $2.6 million in acquisition costs related to the acquisition of Alliance Entertainment Corp.

In August 2004, we acquired all customer-based intangibles (i.e., all market composition, market share and other value) respecting claiming and information services of PROMAG Retail Services, LLC ("Promag") for approximately $13.2 million. Of the $13.2 million purchase price, $10.0 million was funded from a term loan discussed below and $0.75 million in a promissory note payable over a three year period to Promag. Promag provides claim filing services related to rebates owed retailers from publishers or their designated agent throughout the United States and Canada.

In September 2004, we acquired substantially all of the assets and liabilities of Empire State News Corp. ("Empire"), a magazine wholesaler in northwest New York state, for approximately $5.0 million. The purchase price consisted of $3.4 million of cash paid and $1.6 million of deferred consideration in the form of two notes payable ($1.2 million) and deferred compensation, subject to finalization of working capital adjustments in accordance with the purchase agreement.

In November 2004, the Company entered into an agreement to terminate the leases under the magazine import and the magazine export agreements and acquire all import and export assets, naming rights and other intangibles including a non-compete by the seller. The purchase price of the import and export businesses was approximately $14.1 million (after an allowed reduction of the purchase price for the payments made by the Company under the prior leases agreements). The purchase price was comprised of $4.2 million paid in cash on the last business day of November 2004 and additional notes payable in the principal amount of $7.7 million.

In the fiscal year ended January 31, 2004, cash used in investing activities related to capital expenditures of $2.1 million, which primarily related to our relocation to Florida and expansion of our distribution facility in Harrisburg, Pennsylvania, and $2.4 million of payments related to acquisition of the customer lists under the import and export agreement. Our advance pay program generated net cash flow of $1.8 million in the fiscal year ended January 31, 2004. We also advanced to the prior operator of our export distribution business $6.8 million. The advances were made as part of the agreement to collect the prior operator's receivables and pay outstanding payables so as to create a seamless transition for both the customers and suppliers. This balance had decreased to approximately $3.0 million at March 31, 2004.

For the fiscal year ended January 31, 2003, cash used in investing activities related to capital expenditures of $4.4 million, which related primarily to our relocation to Florida, the acquisition of Innovative Metal Fixtures ($2.0 million of a total purchase price of approximately $2.6 million; the remaining portion consisting of a note payable to the former owner) and a payment under a magazine import agreement ($2.0) million related to the domestic distribution of foreign titles. Our advance pay program used net cash flow of $4.4 million.

The faster collection cycle for our claim receivables resulted from providing publishers with the claim information in an electronic format allowing for quicker processing. As a result of this new process, claims outstanding related to our Advance Pay program decreased compared to the prior fiscal year-end, without a significant decrease in either the number or amount of claims filed.

Our borrowing agreements limit the amount of our capital expenditures in any fiscal year.

Financing Cash Flow

Outstanding balances on our credit facility fluctuate partially due to the timing of the retailer rebate claiming process and our Advance Pay program, the seasonality of our wire manufacturing business, and the payment cycle of the magazine distribution business. Because the magazine distribution business and Advance Pay program cash requirement peak at our fiscal quarter ends, the reported bank debt levels usually are the maximum level outstanding during the quarter.

Payments under our Advance Pay program generally occur just prior to our fiscal quarter end. The related claims are not generally collected by us until 90 days after the advance is made. As a result, our funding requirements peak at the time of the initial advances and decrease over the next 90 days as the cash is collected on the related claims.

The wire manufacturing business is seasonal because most retailers prefer initiating new programs before the holiday shopping season begins, which concentrates revenues in the second and third quarter. Receivables from these fixture programs are generally collected from all participants within 180 days. We are usually required to tender payment on the costs of these programs (raw material and labor) within a shorter period. As a result, our funding requirements peak in the second and third fiscal quarters when we manufacture the wire fixtures and decrease significantly in the fourth and first fiscal quarters as the related receivable are collected and significantly less manufacturing activity is occurring.

Within our magazine distribution business, our significant customers pay weekly, and we pay our suppliers monthly. As a result, funding requirements peak at the end of the month when supplier payments are made and decrease over the course of the next month as our receivables are collected.

Net cash provided by (used in) financing activities was $27.6 million, ($3.4 million) and ($5.2) million in the fiscal years ended January 31, 2005, 2004 and 2003, respectively.

Financing activities in the fiscal year ended January 31, 2005 consisted of proceeds from the sale of 3.8 million shares of common stock. The proceeds generated from the issuance of common stock were approximately $40.5 million (net of underwriting and related expenses). We utilized a portion of these proceeds to repay the Wells Fargo Foothill original term loan, the Hilco Capital note payable and the notes payable to former owners. Total payments on notes payable in the current year was $24.0 million. For the fiscal year ended January 31, 2005, borrowings on the credit facilities totaled $7.6 million and a term loan in the amount of $10.0 million was issued related to the Promag transaction. In addition, the cash provided by the activities noted above was offset by a $12.2 million decrease in checks issued and outstanding at January 31, 2005. Finally, the exercise of employee stock options for the fiscal year generated approximately $5.9 million.

In the fiscal year ended January 31, 2004, cash used in financing activities related to our various credit facilities included net repayments under revolving credit facilities of $27.7 million, payments of notes payable of $6.0 million and proceeds from the issuance of notes payable of $20.0 million. The exercise of employee stock options generated $2.8 million in proceeds. Outstanding checks increased $7.5 million as our new consolidated financing facility allowed for more efficient cash management.

In the fiscal year ended January 31, 2003, cash used in financing activities related to our various credit facilities included net repayment under revolving credit facilities of $7.7 million and repayments of notes payable of $2.8 million. In addition, we repaid approximately $1.0 million of various notes outstanding to the prior owners of acquired companies. Outstanding checks increased $6.6 million relating to the timing of our payments to retailers under the Advance Pay program. At January 31, 2003, we had completed the filing of the quarterly rebate claims and had just processed a large number of payments, which was not the case at the end of 2002.

Debt

At January 31, 2005, our total debt obligations were $39.8 million, excluding outstanding letters of credit. Debt consists primarily of our amounts owed under a revolving credit facility, a term loan with Wells Fargo Foothill and the notes payable related to the acquisition of magazine import and export businesses.

On October 30, 2003, we entered into a credit agreement with Wells Fargo Foothill. The credit agreement enabled us to borrow up to $45.0 million under a revolving credit facility. The credit agreement was to expire on October 30, 2006 and was secured by all of the assets of the Company. In August 2004, the Company amended the credit facility with Wells Fargo Foothill. The amended credit facility provided for a $10 million term note payable that bore interest at the prime rate of interest plus 2.0% (7.25% at January 31, 2005). In addition, the Company reduced the $45.0 million revolving credit facility to $40.0 million however the total credit facility remained at $50.0 million. The term note was payable over five years installments of $0.25 million for four quarters then $0.35, $0.50, $0.65 and $0.75 million, respectively, over the subsequent four quarters.

On February 28, 2005, in conjunction with our merger with Alliance, we entered into an amended and restated secured financing arrangement with Wells Fargo Foothill, Inc., as arranger and administrative agent (the "Working Capital Loan Agent") for each of the lenders that may become a participant in such arrangement, and their successors and assigns (the "Working Capital Lenders") pursuant to which the Working Capital Lenders will make revolving loans ("Working Capital Loans") to us and our subsidiaries of up to $250 million ("Advances") and provide for the issuance of letters of credit. The terms and conditions of the arrangement are governed primarily by the Amended and Restated Loan Agreement dated February 28, 2005 by and among us, our subsidiaries, and Wells Fargo (the "Amended and Restated Loan Agreement").

The proceeds of the Working Capital Loans are to be used to (i) finance transaction expenses incurred in connection with the merger of Source Interlink and Alliance and the reincorporation of Source Interlink into Delaware, (ii) repay certain existing indebtedness of Alliance and its subsidiaries, (iii) repay certain existing indebtedness of Source Interlink to Wells Fargo under our previous credit facility (including, without limitation, a $10 million term loan) and (iv) for working capital and general corporate purposes, including the financing of acquisitions.

Outstanding Advances bear interest at a variable annual rate equal to the prime rate announced by Wells Fargo Bank, National Association's San Francisco office, plus a margin of between 0% and 1.00% based upon a ratio of the Registrant's EBITDA to interest expense ("Interest Coverage Ratio"). We also have the option of selecting up to five traunches of at least $1 million each to bear interest at LIBOR plus a margin of between 2.00% and 3.00% based upon our Interest Coverage Ratio. To secure repayment of the Working Capital Loans and other obligations of ours to the Working Capital Lenders, we and our subsidiaries granted a security interest in all of our personal property assets to the Working Capital Loan Agent, for the benefit of the Working Capital Lenders. The Working Capital Loans mature on October 31, 2010.

The commitment of the Working Capital Lenders to make Advances is subject to the existence of sufficient eligible assets to support such Advances under a specified borrowing base formula and compliance with, among other things, certain financial covenants. Under the Amended and Restated Loan Agreement, we are required to maintain a specified minimum level of EBITDA and compliance with specified fixed charge coverage and debt to EBITDA ratios. In addition, we are prohibited, without consent from the Working Capital Lenders, from:

(i) incurring additional indebtedness or liens on our personal property assets;

(ii) engaging in any merger, consolidation, acquisition or disposition of assets or other fundamental corporate change;

(iii) permitting a change of control of us;

(iv) paying any dividends or making any other distribution on capital stock or other payments in connection with the purchase, redemption, retirement or acquisition of capital stock;

(v) changing our fiscal year or methods of accounting; and

(vi) making capital expenditures in excess of $19.3 million during any fiscal year.

Our borrowing base is calculated in part on the amount of eligible VHS, CD, DVD, video game and related inventory. Such inventory is encumbered by liens in favor of certain of our vendors, which liens must be subordinated to the prior lien of the Working Capital Loan Agent. Failure to obtain such subordination within 30 days after closing will result in such inventory being ineligible under the borrowing base. Failure to obtain such subordination within 60 days after closing will result in an event of default under the Amended and Restated Loan Agreement. Additional events of default under the Amended and Restated Loan Agreement include, among others:

(i) failure to pay our obligations to the Working Capital Lenders or to otherwise observe its covenants under the Amended and Restated Loan Agreement and other loan documents,

(ii) any of our subsidiaries becomes insolvent or bankrupt or has any material portion of its assets seized or encumbered, and

(iii) a material breach or default under any of the Registrant's material contracts, including contracts for indebtedness.

The balance on the credit facility at January 31, 2005 was $19.3 million. The balance on the amended and restated credit facility at March 31, 2005 was $26.3 million and availability was approximately $158.5 million.

On October 30, 2003, we entered into a credit agreement with Hilco Capital. The note payable had a face value of $15.0 million and was recorded net of the original issuance discount related to the fair value of warrants issued concurrently with the note. The note payable bore interest at a rate equal to the greater of the prime rate (4.75% at October 30, 2004) plus 7.75% or 12% and deferred interest of 2% due at the termination of the agreement on October 30, 2006. The term loan was paid in full during the quarter ended October 31, 2004.

In connection with our acquisition of the magazine import and export businesses leased by us since May 2002 and March 2003, respectively, we agreed to make thirteen quarterly principal payments of approximately $0.7 million beginning in January 2004 and a payment of $1.0 million is payable in May 2005. The balance outstanding under these notes payable at January 31, 2005 was $9.9 million.

In connection with the acquisition of the assets of Empire, we issued notes payable totaling $1.2 million to Empire and one of the former owners of Empire. The notes payable bear interest at the lowest rate per annum allowable under Section 1274 of the Internal Revenue Code, which was 2.35% as of January 31, 2005.

Off-Balance Sheet Arrangements

We do not engage in transactions or arrangements with unconsolidated or other special purpose entities.

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Senior management has discussed the development, selection and disclosure of these estimates with the audit committee of the board. Actual results may differ from these estimates under different assumptions and conditions.

Management believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition

We record a reduction in revenue for estimated magazine sales returns and a reduction in cost of sales for estimated magazine purchase returns. Estimated sales returns are based on historical sales returns and daily point-of-sale data from significant customers. The purchase return estimate is calculated from the sales return reserve based on historical gross profit. If the historical data we use to calculate these estimates does not properly reflect future results, revenue and/or cost of sales may be misstated.

Allowance for Doubtful Accounts

We provide for potential uncollectible accounts receivable based on customer-specific information and historical collection experience. If market conditions decline, actual collection experience may not meet expectations and may result in increased bad debt expenses.

Taxes on Earnings

The carrying value of our net deferred tax assets assumes that we will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. If these estimates and assumptions change in the future, we may be required to increase or decrease valuation allowances against its deferred tax assets resulting in additional income tax expenses or benefits.

Goodwill

Goodwill represents the excess of cost over the fair value of net assets acquired in connection with business acquisitions. In accordance with SFAS 142, goodwill and other intangible assets is tested for impairment at the reporting unit level, which is defined as an operating segment or a component of an operating segment that constitutes a business for which financial information is available and is regularly reviewed by management. Management has determined that the Company's reporting units are the same as its operating segments for the purpose of allocating goodwill and the subsequent testing of goodwill for impairment. Goodwill relates primarily to the In-Store Services segment, which consists of acquired rebate claim filing and wire manufacturing operations. The annual impairment review was completed in the first fiscal quarter of 2005, 2004 and 2003 and no impairment charge was necessary. The Company assesses goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. Fair value of the operating unit is determined based on a combination of discounted cash flows and publicly traded company multiples and acquisition multiples of comparable businesses. For goodwill valuation purposes only, the fair value of the operating segment is allocated to the assets and liabilities of the operating segment to arrive at an implied fair value of goodwill, based upon known facts and circumstances as if the acquisition occurred currently. The difference between the carrying value and the estimated fair value of the goodwill would be recognized as an impairment loss.

Impairment of Long-Lived Assets

The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those items. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. The net carrying value of assets not recoverable is reduced to fair value. Our estimates of fair value represent our best estimate based on industry trends and reference to market rates and transactions.

Recent Accounting Pronouncements

On December 15, 2004, the FASB issued a revision of the standard entitled SFAS No. 123(R), Share Based Payment. Publicly traded companies must apply this standard as of the beginning of the first annual period that begins after December 15, 2005. This statement applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. The cumulative effect of initially applying this Statement, if any, is recognized as of the required effective date. The company has not completed its evaluation of the impact of adopting FASB 123R on its consolidated financial statements, but anticipates that more compensation costs will be recorded in the future if the use of options for employees and director compensation continues as in the past. The revised standard will be effective for the Company beginning in fiscal year 2007. Under the revised standard the Company will be required to recognize compensation expense on any unvested portion of grants not previously accounted for under the fair-value-based method.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs - an amendment of ARB no. 43, Chapter 4. This statement amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). It is effective for fiscal years beginning after June 15, 2004 and is not expected to have a material impact on the Company.

In December 2004, the FASB issued FSP 109-1, Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004. The FSP states that the impact of this deduction should be accounted for as a special deduction rather than a rate reduction. It was effective immediately and has no impact on the Company's 2005 consolidated financial statements. The Company is currently reviewing its options related to the deduction and is currently unable to determine whether it may have a material impact in the future.

Quantitative and Qualitative Disclosures about Market Risk

Our primary market risks include fluctuations in interest rates and exchange rate variability.

Our debt primarily relates to credit facilities with Wells Fargo Foothill. See "– Liquidity and Capital Resources – Debt"

The revolving credit facility with Wells Fargo Foothill had an outstanding principal balance of approximately $19.3 million at January 31, 2005. Interest on the outstanding balance is charged based on a variable interest rate related to the prime rate (5.25% at January 31, 2005) plus a margin specified in the credit agreement based on an availability calculation (0.0% at January 31, 2005).

The amended credit facility provides for a $10.0 million term note payable that bears interest at the prime rate plus 2% (7.25% at January 31, 2005). The term note is payable over five years in installments of $0.25 million over four quarters beginning January 31, 2005 then the quarterly installments increase to $0.35, $0.50, $0.65 and $0.75 million, respectively, over the subsequent four years.

The original term note payable with Wells Fargo Foothill was paid in full in March 2004.

The note payable with Hilco Capital was repaid in full during the quarter ended October 31, 2004.

Quantitative and Qualitative Disclosures about Market Risk (continued)

As a result of the above, our primary market risks relate to fluctuations in interest rates.

We do not perform any interest rate hedging activities related to these two facilities.

In connection with the SunTrust Mortgage discussed above, Alliance entered into interest rate swap and cap agreements to manage the interest rate risk exposures of its variable-rate debt portfolio. These instruments are not designated as hedges, and, accordingly, are recorded at fair value as an asset or liability in the consolidated balance sheets and interest income/expense in the consolidated statements of income.

Additionally, Alliance has exposure to foreign currency fluctuation through export sales to international accounts. A significant change in the relative strength of the dollar to foreign currencies could result in a negative impact on Alliance's results of operations. Alliance does not conduct any hedging activities related to foreign currency.

We have exposure to foreign currency fluctuations through our operations in Canada. These operations accounted for approximately $6.6 million, which represented 1.8% of our revenues for the year ended January 31, 2005. We generally pay the operating expenses related to these revenues in the corresponding local currency. We will be subject to any risk for exchange rate fluctuations between such local currency and the dollar.

Additionally, we have exposure to foreign currency fluctuation through our exporting of foreign magazines and the purchased of foreign magazine for domestic distribution.

Revenues derived from the export of foreign titles (or sale to domestic brokers who facilitate the export) totaled $38.5 million for the fiscal year or 10.8% of total revenues. For the most part, our export revenues are denominated in dollars and the foreign wholesaler is subject to foreign currency risks. We have the availability to control foreign currency risk via increasing or decreasing the local cover price paid in the foreign markets. There is a risk that a substantial increase in local cover price due to a decline in the local currency relative to the dollar could decrease demand for these magazines at retail and negatively impact our results of operations.

Domestic distribution (gross) of imported titles totaled approximately $94.3 million (of a total $525.2 million or 17.9%). Foreign publications are purchased in both dollars and the local currency of the foreign publisher, primarily Euros and pound sterling. In the instances where we buy in the foreign currency, we generally have the ability to set the domestic cover price, which allows us to control the foreign currency risk. Foreign titles generally have significantly higher cover prices then comparable domestic titles, are considered somewhat of a luxury item, are sold only at select retail locations, and sales do not appear to be highly impacted by cover price increases. However, a significant negative change in the relative strength of the dollar to these foreign currencies could result in higher domestic cover prices and result in lower sales of these titles at retail, which would negatively impact our results of operations.

We do not conduct any significant hedging activities related to foreign currency.

Source Interlink Companies, Inc.
Index of Financial Statements

Audited Consolidated Financial Statement Of Source Interlink Companies, Inc.	**Page**
Report of Independent Registered Public Accounting Firm	29
Consolidated Balance Sheets at January 31, 2005 and 2004	30
Consolidated Statements of Income for the three years in the period ended January 31, 2005	32
Consolidated Statements of Stockholders' Equity for the three years in the period ended January 31, 2005	33
Consolidated Statements of Cash Flows for the three years in the period ended January 31, 2005	34
Notes to Consolidated Financial Statements	35

Report of Independent Registered Public Accounting Firm

Board of Directors
Source Interlink Companies, Inc.
Bonita Springs, Florida

We have audited the consolidated balance sheets of Source Interlink Companies, Inc. as of January 31, 2005 and 2004 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended January 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Source Interlink Companies, Inc. at January 31, 2005 and 2004 and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of January 31, 2005, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 8, 2005 expressed an unqualified opinion thereon.

/s/ BDO Seidman, LLP
Chicago, Illinois
April 8, 2005

Consolidated Balance Sheets

(in thousands)

January 31,	2005	2004
Assets		
Current Assets		
Cash	$ 1,387	$ 4,963
Trade receivables, net	48,078	41,834
Purchased claims receivable	2,006	5,958
Inventories	16,868	17,241
Income tax receivable	2,275	2,067
Deferred tax asset	2,302	2,915
Advances under magazine export agreement	—	6,830
Other	3,349	2,536
Total Current Assets	76,265	84,344
Property, plants and equipment	36,706	29,145
Less accumulated depreciation and amortization	(14,375)	(10,582)
Net Property, Plants and Equipment	22,331	18,563
Other Assets		
Goodwill, net	71,600	45,307
Intangibles, net	16,126	7,931
Deferred tax asset	2,903	908
Other	8,528	7,048
Total Other Assets	99,157	61,194
	$ 197,753	$ 164,101

See accompanying notes to Consolidated Financial Statements

Consolidated Balance Sheets

(in thousands, except par value)

January 31,	2005	2004
Liabilities and Stockholders' Equity		
Current Liabilities		
Checks issued against future advances on revolving credit facility	$ 1,951	$ 14,129
Accounts payable and accrued expenses (net of allowance for returns of $70,292 and $57,842 at January 31, 2005 and 2004, respectively)	12,274	44,741
Deferred revenue	2,205	1,680
Other	19	317
Current maturities of debt	5,630	4,059
Total Current Liabilities	35,079	64,926
Debt, less current maturities	34,139	31,541
Other	852	560
Total Liabilities	70,070	97,027
Commitments and Contingencies		
Stockholders' Equity		
Contributed Capital:		
Preferred Stock, $.01 par (2,000 shares authorized; none issued)	—	—
Common Stock, $.01 par (40,000 shares authorized; 23,849 and 18,991 shares issued)	238	190
Additional paid-in-capital	150,269	102,297
Total contributed capital	150,507	102,487
Accumulated deficit	(23,696)	(35,778)
Accumulated other comprehensive (loss):		
Foreign currency translation	1,439	932
	128,250	67,641
Less: Treasury Stock (100 shares at cost)	(567)	(567)
Total Stockholders' Equity	127,683	67,074
	$ 197,753	$ 164,101

See accompanying notes to Consolidated Financial Statements

Consolidated Statements of Income (in thousands, except per share data)

Fiscal year ended January 31,	2005	2004	2003
Revenues	$ 356,644	$ 315,791	$ 269,191
Costs of revenues	258,851	229,748	197,431
Gross profit	97,793	86,043	71,760
Selling, general and administrative expense	55,130	50,538	43,710
Fulfillment freight	21,067	16,381	14,721
Relocation expenses	2,450	1,730	1,926
Loss on sale of land and building	(1,122)	—	—
Operating income	18,024	17,394	11,403
Other income (expense)			
Interest expense	(1,575)	(3,427)	(3,473)
Interest income	175	358	277
Write of deferred financing costs and original issue discount	(1,495)	(865)	—
Other	161	393	445
Total other expense	(2,734)	(3,541)	(2,751)
Income from continuing operations before income taxes and discontinued operation	15,290	13,853	8,652
Income tax expense	2,228	3,690	893
Income from continuing operations before discontinued operation	13,062	10,163	7,759
Loss from discontinued operation, net of tax	(980)	(115)	(421)
Net income	$ 12,082	$ 10,048	$ 7,338
Earnings (loss) per share – basic			
Continuing operations	$ 0.57	$ 0.55	$ 0.42
Discontinued operations	(0.04)	(0.01)	(0.02)
Total	0.53	0.54	0.40
Earnings (loss) per share – diluted			
Continuing operations	0.53	0.52	0.42
Discontinued operations	(0.04)	(0.01)	(0.02)
Total	$ 0.49	$ 0.51	$ 0.40
Weighted average of shares outstanding – basic	22,963	18,476	18,229
Weighted average of shares outstanding – diluted	24,833	19,866	18,478

See accompanying notes to Consolidated Financial Statements

Consolidated Statements of Shareholders' Equity (in thousands)

	Common Stock		Additional Paid-in	Accumulated	Other Comprehensive	Treasury Stock		Total Stockholders'
	Shares	Amount	Capital	Deficit	Income (Loss)	Shares	Amount	Equity
Balance, January 31, 2002	19,415	$194	$103,386	$(53,164)	$ (387)	1,126	$(6,486)	$43,543
Net income				7,338				7,338
Foreign currency translation					177			177
Comprehensive income								7,515
Issuance of common stock in exchange for services	46	1	216					217
Exercise of stock options	17	—	76					76
Exercise of warrants	11	—	32					32
Purchase of treasury stock						100	(464)	(464)
Retirement of treasury stock	(1,126)	(11)	(6,372)			(1,126)	6,383	
Balance, January 31, 2003	18,363	184	97,338	(45,826)	(210)	100	(567)	50,919
Net income				10,048				10,048
Foreign currency translation					1,142			1,142
Comprehensive income								11,190
Exercise of stock options	624	6	2,820					2,826
Tax benefit from stock options exercised			924					924
Original issuance discount of note payable from warrants			936					936
Other	4		279					279
Balance, January 31, 2004	18,991	190	102,297	(35,778)	932	100	(567)	67,074
Net income				12,082				12,082
Foreign currency translation					507			507
Comprehensive income								12,589
Exercise of stock options	1,058	10	5,915					5,925
Tax benefit from stock options exercised			1,621					1,621
Public offering proceeds (net of offering costs of $3,226)	3,800	38	40,436					40,474
Balance, January 31, 2005	23,849	$238	$150,269	$(23,696)	$1,439	100	$(567)	$127,683

See accompanying notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows (in thousands)

Years ended January 31,	2005	2004	2003
Operating Activities			
Net income	$ 12,082	$ 10,048	$ 7,338
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Depreciation and amortization	5,447	4,084	3,301
Provision for losses on accounts receivable	3,003	1,819	2,023
Deferred income taxes	(1,382)	(534)	(1,178)
Deferred revenue	525	(497)	(320)
Loss on sale of land and building	1,122	—	—
Write off of deferred financing costs and original issue discount	1,495	865	—
Other	32	1,047	(288)
Changes in assets and liabilities (excluding business acquisitions):			
(Increase) decrease in accounts receivable	(10,256)	455	17,619
Decrease (increase) ease in inventories	610	(1,329)	1,200
Decrease in other current and non-current assets	706	2,011	614
Decrease in accounts payable and other liabilities	(24,845)	(5,673)	(9,675)
Cash (Used in) Provided by Operating Activities	(11,461)	12,296	20,634
Investment Activities			
Capital expenditures	(7,146)	(2,113)	(4,429)
Purchase of claims	(87,230)	(81,341)	(79,789)
Payments received on purchased claims	91,181	83,144	75,396
Collections (advances) under magazine export agreement	6,830	(6,830)	—
Payments under magazine import agreement	(1,500)	(1,000)	(2,000)
Payments under magazine export agreement	—	(1,400)	—
Acquisition of Innovative Metal Fixtures, Inc.	—	—	(2,014)
Acquisition of Worldwide agreements	(4,212)	—	—
Acquisition of Empire State News Corp.	(3,352)	—	—
Acquisition of Promag Retail Services, LLC	(12,473)	—	—
Proceeds from the sale of fixed assets	735	—	—
Acquisition costs of Alliance Entertainment Corp.	(2,585)	—	—
Cash Used in Investing Activities	(19,752)	(9,540)	(12,836)
Financing Activities			
(Decrease) increase in checks issued against revolving credit facilities	(12,178)	7,518	6,611
Borrowings (repayments) under credit facilities	7,554	(27,733)	(7,667)
Payments of notes payable	(23,977)	(5,974)	(3,758)
Borrowing under notes payable	10,000	20,000	—
Proceeds from the issuance of common stock	46,399	2,826	108
Deferred financing cost	(161)	—	—
Purchase of treasury stock	—	—	(465)
Cash Provided by (Used in) Financing Activities	27,637	(3,363)	(5,171)
(Decrease) Increase in Cash	(3,576)	(607)	2,627
Cash, beginning of period	4,963	5,570	2,943
Cash, end of period	$ 1,387	4,963	$ 5,570

See accompanying notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Business

Source Interlink Companies, Inc. (the "Company") and its subsidiaries distribute magazines direct to specialty and mainstream retailers, design, manufacture, install and remove retail fixtures located at the check-out lane, manage retailers' claims for rebates with magazine publishers, provide access to a comprehensive database of point-of-sale data to retailers and product managers, and manufacture high-end wood retail display fixtures.

Principles of Consolidation

The consolidated financial statements include the accounts of Source Interlink Companies, Inc. and its wholly-owned subsidiaries (collectively, the Company) as of the date they were acquired. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

Magazine Fulfillment

Revenues from the sale of magazines the Company distributes are recognized at the time of delivery less allowances for estimated returns. Revenues from the sale of magazines to wholesalers that are not shipped through our distribution centers are recognized at the later of notification from the shipping agent that the product has been delivered or the on-sale date of the magazine. The Company records a reduction in revenue for estimated magazine sales returns and a reduction in cost of sales for estimated magazine purchase returns. Estimated returns are based on historical sell-through rates.

Fulfillment & Return Processing Services

Revenues from perfoming fulfillment and return processing services are recognized at the time the service is performed. The Company is generally compensated on either a per-copy or per-pound basis based on a negotiated price or a cost plus model.

Rebate Claim Filing

Revenues from the filing of rebate claims with publishers on behalf of retailers are recognized at the time the claim is paid. The revenue recognized is based on the amount paid multiplied by our commission rate. The Company has developed a program (the "advance pay" program) whereby the Company will advance the claimed amount less applicable commissions to the retailers and collect the entire amount claimed from publishers for our own accounts. The Company accounts for the advance as a purchase of a financial asset and records a receivable at the time of purchase.

Information Products

Revenues from information product contracts are recognized ratably over the subscription term, generally one year.

Custom Display Manufacturing

Revenues from the design and manufacture of custom display fixtures are recognized when the retailer accepts title to the display. Transfer of title usually occurs upon shipment. However, upon request from a customer, the product can be stored for future delivery for the convenience of the customer. If this occurs, we recognize revenue when the manufacturing and earnings processes are complete, the customer accepts title in writing, the product is invoiced with payment due in the normal course of business, the delivery schedule is fixed and the product is segregated from other goods. Services related to the manufacturing of displays such as freight, installation, warehousing and salvage are recognized when the services are performed.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out ("FIFO") method.

Property, Plants & Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting over the estimated useful lives as follows:

Asset Class	Life
Buildings	40 years
Machinery and equipment	5-7 years
Vehicles	5-7 years
Furniture and fixtures	5-7 years
Computers	3-5 years

Leasehold improvements are amortized over the shorter of the useful life of the asset or the life of the lease.

Goodwill

Goodwill represents the excess of cost over the fair value of net assets acquired in connection with business acquisitions. In accordance with SFAS 142, goodwill and other intangible assets is tested for impairment at the reporting unit level, which is defined as an operating segment or a component of an operating segment that constitutes a business for which financial information is available and is regularly reviewed by management. Management has determined that the Company's reporting units are the same as its operating segments for the purpose of allocating goodwill and the subsequent testing of goodwill for impairment. Goodwill relates primarily to the In-Store Services segment, which consists of acquired rebate claim filing and wire manufacturing operations. The annual impairment review was completed in the first fiscal quarter of 2005, 2004 and 2003 and no impairment charge was necessary. The Company assesses goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. Fair value of the operating unit is determined based on a combination of discounted cash flows and publicly traded company multiples and acquisition multiples of comparable businesses. For goodwill valuation purposes only, the fair value of the operating segment is allocated to the assets and liabilities of the operating segment to arrive at an implied fair value of goodwill, based upon known facts and circumstances as if the acquisition occurred currently. The difference between the carrying value and the estimated fair value of the goodwill would be recognized as an impairment loss.

Intangible Assets

The Company currently amortizes intangible assets over the estimated useful life of the asset ranging from 5 to 15 years (See Footnote 6). When appropriate, the Company commissions an independent expert to advise the Company on the useful life of the intangible assets.

Deferred Financing Fees

Deferred financing fees are capitalized and amortized over the life of the credit facility and are included in other long-term assets.

Impairment of Long-Lived Assets

The Company records impairment losses on long-lived assets used in operations, other than goodwill, when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those items. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. The net carrying value of assets not recoverable is reduced to fair value. Our estimates of fair value represent our best estimate based on industry trends and reference to market rates and transactions.

Concentrations of Credit Risk

The Company has significant concentrations of credit risk in its Magazine Fulfillment, In-Store Services and Wood Manufacturing segments. If the Company experiences a significant reduction in business from its clients, the Company's results of operations and financial condition may be materially and adversely affected. The Company aggregates customers with a common parent when calculating the applicable percentages. For magazine distribution the Company calculates contribution to revenue based on the actual distribution and estimated sell-through based on the Company's calculated sales return reserve.

During fiscal 2005, two customers (Barnes and Noble, Inc. and Borders Group, Inc.) accounted for 53.2% (28.7% and 24.5%) of total revenues.

During fiscal 2004, these two customers accounted for 53.4% (28.3% and 25.1%) of total revenues.

During fiscal 2003, these two customers accounted for 57.9% (30.0% and 27.9%) of total revenues.

Allowance for Doubtful Accounts

The Company provides for potential uncollectible accounts receivable at a level management believes is sufficient based on customer specific information and historical collection experience.

Shipping and Handling Charges

Shipping and handling charges related to the distribution of magazines are not included in Cost of Revenues. Shipping and handling costs totaled approximately $21.1 million, $16.4 million and $14.7 million in 2005, 2004 and 2003, respectively.

Relocation Expenses

During fiscal 2005, the Company incurred $2.5 million of expenses related principally to distribution center relocations. The Company began expansion into the mainstream retail market which resulted in distribution fulfillment centers in Milan, OH, San Diego, CA and Kent, WA being moved to Harrisburg, PA and Carson City, NV.

During fiscal 2004, the Company incurred $1.7 million of expenses related to relocating its claims submission and fixture billing center, its Corporate Headquarters, and its Magazine Fulfillment administrative offices to its new facility in Bonita Springs, FL.

During fiscal 2003, the Company incurred $1.9 million of expenses related to the relocations noted above. These costs consist of reimbursement of $1.2 million for moving expenses, $0.2 million for severance payments and other costs.

The Company accounted for the relocations in accordance with FAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". FAS 146 requires recording costs associated with an exit or disposal activity at their fair values when a liability has been incurred.

Income Taxes

The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax laws or rates.

Foreign Currency Translation And Transactions

The financial position and results of operations of the Company's foreign subsidiaries are determined using local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rate in effect at each year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in the other comprehensive income account in stockholders' equity. Gains and losses resulting from foreign currency transactions, which are not material, are included in the Consolidated Statements of Income.

Comprehensive Income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. The Company's comprehensive income item is foreign currency translation adjustments.

Earnings Per Share

In February 1997, the Financial Accounting Standards Board issued FAS No. 128, "Earnings per Share," which requires the presentation of "basic" earnings per share, computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period, and "diluted" earnings per share, which reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Fair Value of Financial Instruments

The carrying amounts of accounts receivable and accounts payable approximates fair value due to their short-term nature. The carrying amount of debt including credit facilities approximates fair value due to their stated interest rate approximating a market rate. These estimated fair value amounts have been determined using available market information or other appropriate valuation methodologies.

Accounting for Stock-Based Compensation

FAS No. 123, "Accounting for Stock-Based Compensation" defined a fair value method of accounting for stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. As provided in FAS No. 123, the Company elected to apply Accounting Principles Board ("APB") Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans. No stock based compensation was reflected in the fiscal 2005, 2004 or 2003 net income related to our stock option plans as all options granted in those years had an exercise price equal to or greater than the market value of the underlying stock on the date of grant.

On December 15, 2004, the FASB issued a revision of the standard entitled SFAS No. 123(R), Share Based Payment, which requires all companies to measure compensation cost for all share-based payments, including stock options, at fair value.

Publicly traded companies must apply this standard as of the beginning of the first annual period that begins after December 15, 2005. This statement applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. The cumulative effect of initially applying this Statement, if any, is recognized as of the required effective date. The company has not completed its evaluation of the impact of adopting FASB 123R on its consolidated financial statements, but anticipates that more compensation costs will be recorded in the future if the use of options for employees and director compensation continues as in the past. Under the revised standard the Company will be required to recognize compensation expense on any unvested portion of grants not previously accounted for under the fair-value-based method.

The following is a reconciliation of net income per weighted average share had the Company adopted FAS No. 123 (in thousands except per share amounts):

	2005	2004	2003
Net income (as reported)	$ 12,082	$ 10,048	$ 7,338
Stock compensation costs, net of tax	(423)	(1,330)	(2,191)
Pro-forma net income	$ 11,659	$ 8,718	$ 5,147
Weighted average shares, basic	22,963	18,476	18,229
Weighted average shares, diluted	24,833	19,866	18,478
Basic earnings per share - as reported	$ 0.53	$ 0.54	$ 0.40
Diluted earnings per share - as reported	0.49	0.51	0.40
Basic earnings per share - pro-forma	$ 0.51	$ 0.47	$ 0.28
Diluted earnings per share - pro-forma	0.47	0.44	0.28

The fair value of each option grant is estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

Year Ended January 31,	2005	2004	2003
Dividend yield	0%	0%	0%
Expected volatility	0.50	0.50	0.50
Risk-free interest rate	2.18%-2.86%	2.16% - 2.58%	2.21% - 4.32%

Reclassifications

Certain prior year amounts have been reclassified in the consolidated financial statements to conform with current year presentation.

Recent Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, Inventory Costs – an amendment of ARB no. 43, Chapter 4. This statement amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). It is effective for fiscal years beginning after June 15, 2004 and is not expected to have a material impact on the Company.

In December 2004, the FASB issued FSP 109-1, Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004. The FSP states that the impact of this deduction should be accounted for as a special deduction rather than a rate reduction. It was effective immediately and has no impact on the Company's 2005 consolidated financial statements. The Company is currently reviewing its options related to the deduction and is currently unable to determine whether it may have a material impact in the future.

2. Business Combinations and Asset Acquisitions

Magazine Import and Export Acquisition

In May, 2002, the Company entered into an agreement giving the Company the right to distribute domestically a group of foreign magazine titles. The agreement called for an initial payment of $2.0 million, $1.0 million in fiscal 2004 and additional contingent payments up to $2.5 million spread over the two years ended May 2005 based on the overall gross profit generated from the sale of these titles.

In March, 2003, the Company entered into an agreement giving the Company the right to distribute internationally a group of domestic magazine titles. The agreement called for an initial payment of $1.4 million, guaranteed payments totaling $4.2 million spread over the next four fiscal years, and additional contingent payments up to $5.6 million based on the overall gross profit generated from the Company's international sales of these titles. Guaranteed payments under both of these agreements were capitalized at inception and were included in intangible assets and were being amortized over fifteen years, the term of the agreements.

In November 2004, these distribution agreements were terminated when the Company acquired all import and export assets, WMS, Inc. naming rights and other intangibles including a non-compete by the seller. The purchase price of the import and export businesses was approximately $14.1 million (after an allowed reduction of the purchase price for the payments made by the Company under the prior leases agreements). The purchase price was comprised of $4.2 million paid in cash on the last business day of November 2004 and notes payable in the principal amount of $7.7 million. The first note of $8.9 million is payable over 13 quarters in equal installments of $0.7 million. In addition, a second note payable in the amount of $1.0 million is payable in full on May 1, 2005.

Since the company has historically operated these magazine import and export businesses under leases, included in the magazine fulfillment segment, results of operations for the import and export businesses are included in the statement of operations for the years ended January 31, 2005, 2004 and 2003 respectively. Thus, this acquisition was not material to the Company's operations.

Under the original export lease agreement, the Company agreed to pay the prior owner's outstanding trade payables out of the collections of the prior owner's outstanding receivables. Amounts collected in excess of payments made or payments in excess of collection are to be settled at a future date. The balance was paid in full in November 2004.

In conjunction with this acquisition, the assets liabilities were allocated as follows (in thousands):

Intangible assets:	
Goodwill	8,529
Customer lists and non-compete agreement	3,400
Total assets acquired	11,929
Less: Additional notes payable issued	(7,717)
Total cash paid	$ 4,212

PROMAG Retail Services, LLC Acquisition

In August 2004, the Company acquired all customer based intangibles (i.e., all market composition, market share and other value) of the claiming and information services of PROMAG Retail Services, LLC ("Promag") for approximately $13.2 million. Of the $13.2 million purchase price, $10.0 million was funded from a note payable with Wells Fargo Foothill noted in Footnote 7 and $0.75 million in a promissory note payable over a three year period to Promag in quarterly installments of approximately $0.05. The results of Promag's operations have been included in our consolidated statements of income since August 1, 2004.

Promag provides claim filing services related to rebates owed retailers from publishers or their designated agent throughout the United States and Canada. Goodwill and other intangible assets recorded in connection with the transaction totaled $13.2 million. The intangible assets are subject to amortization and consist primarily of customer contracts and non-compete agreements that are amortized on a straight-line basis over a weighted-average useful life of 12.77 years. The fair value assigned to intangible assets and the related weighted-average useful life was based on valuations prepared by an independent third party appraisal firm using estimates and assumptions provided by management. The goodwill and intangible assets were assigned entirely to our In-Store Services segment. This acquisition was not material to the Company's operations.

In conjunction with this acquisition, the assets liabilities were allocated as follows (in thousands):

Intangible assets:	
Goodwill	8,723
Customer lists and non-compete agreement	4,500
Total assets acquired	13,223
Less: Note payable issued	(750)
Total cash paid	$ 12,473

Empire State News Corp. Acquisition

In September 2004, the Company acquired substantially all of the operating assets and liabilities of Empire State News Corp. ("Empire"), a magazine wholesaler in northwest New York State for approximately $5.0 million. The purchase price consisted of $3.4 million of cash paid and $1.6 million of deferred consideration in the form of two notes payable (see Footnote 7) and deferred consideration, subject to finalization of working capital adjustments in accordance with the purchase agreement. The results of Empire's operations have been included in our consolidated statements of income since September 26, 2004. The total cost of the acquisition was allocated to the assets acquired and liabilities assumed based on their respective fair values in accordance with FAS 141, Business Combinations ("FAS 141"). Goodwill recorded in connection with the transaction totaled $8.7 million. The fair value assigned to goodwill was based on valuations prepared by an independent third party appraisal firm using estimates and assumptions provided by management. The goodwill was assigned entirely to our Magazine Fulfillment segment. This acquisition was not material to the Company's operations.

In conjunction with this acquisition, the assets liabilities were allocated as follows (in thousands):

Current assets:	485
Fixed assets	1,902
Goodwill	8,612
Total assets acquired	10,999
Less: Current liabilities	(6,080)
Less: Note payable issued	(1,200)
Less: Other long-term liabilities	(367)
Total cash paid	$3,352

3. Trade Receivables

Trade receivables consist of the following (in thousands):

	2005	2004
Trade receivables	$ 129,031	$ 112,504
Less allowances for:		
Sales returns and other	78,404	66,102
Doubtful accounts	2,549	4,568
	80,953	70,670
	$ 48,078	$ 41,834

4. Inventories

Inventories consist of the following (in thousands):

	2005	2004
Raw materials	$ 2,657	$ 2,278
Work-in-process	1,459	1,973
Finished goods:		
Fixtures	1,407	761
Magazine inventory	11,345	12,229
	$16,868	$ 17,241

In the event of non-sale, magazine inventories are generally returnable to the publishers for full credit.

5. Property, Plants and Equipment

Property, plants and equipment consist of the following (in thousands):

	2005	2004
Land	$ 870	$ 870
Buildings	8,809	7,081
Leasehold improvements	2,566	1,419
Machinery and equipment	10,806	8,780
Vehicles	354	332
Furniture and fixtures	3,855	3,722
Computers	9,446	6,941
Property, plants and equipment	$36,706	$ 29,145

Depreciation expense from property, plants and equipment was $3.8 million, $3.3 million and $3.0 million for the fiscal years ended January 31, 2005, 2004 and 2003, respectively.

6. Goodwill and Intangible Assets

A summary of the Company's intangible assets is as follows (in thousands):

	2005	2004
Amortizable intangible assets:		
Customer lists	$16,025	$ 9,110
Non-compete agreements	1,000	—
	17,025	9,110
Accumulated amortization	(899)	(1,179)
Intangibles, net	$16,126	$ 7,931

Amortization expense from intangible assets was $1.2 million, $0.7 million and $0.2 million for the fiscal years ended January 31, 2005, 2004 and 2003, respectively.

Amortization expense for each of the five succeeding years is estimated to be (in thousands):

Fiscal year	Amount
2006	$ 1,286
2007	1,240
2008	1,237
2009	1,233
2010	1,117
Total	$ 6,113

The changes in the carrying amount of goodwill, for the year ended January 31, 2005, are as follows:

	Balance, Jan. 31, 2004	Goodwill Additions	Foreign Currency Translation Adjustments	Balance, Jan. 31, 2005
Goodwill	$ 45,307	25,926	367	$71,600

All goodwill additions in fiscal 2005 are tax deductible.

7. Debt

Debt consists of (in thousands):

	2005	2004
Revolving Credit facility - Wells Fargo Foothill	$ 19,289	$ 11,735
Note payable - Wells Fargo Foothill	8,766	4,083
Note payable - Hilco Capital, net of $858 original issuance discount in 2004	—	14,142
Note Payable - magazine import and export (Note 2)	9,879	3,850
Notes payable to former owners of acquired company	—	1,613
Note Payable - former owner of Empire	1,200	—
Other	635	177
Debt	39,769	35,600
Less current maturities	5,630	4,059
Debt, less current maturities	$ 34,139	$ 31,541

Wells Fargo Foothill Credit Facility

On October 30, 2003, the Company entered into a credit agreement with Wells Fargo Foothill. The credit agreement enables the Company to borrow up to $45.0 million under a revolving credit facility and provided a $5.0 million term note payable. The credit agreement is secured by all of the assets of the Company.

In August 2004, the Company amended the credit facility with Wells Fargo Foothill. The amended facility now extends through October 31, 2009 and provides for a $10 million term note payable that bears interest at the prime rate plus 2.0% (7.25% at January 31, 2005). In addition, the Company reduced the $45.0 million revolving credit facility to $40.0 million; however the total credit facility remains $50.0 million. The term note is payable over five years with initial quarterly installments of $0.25 million payable over four quarters beginning October 31, 2004. The quarterly installments increase to $0.35, $0.50, $0.65 and $0.75 million, respectively, over the subsequent four years.

Borrowings under the revolving credit facility bear interest at a rate equal to the prime rate (5.25% at January 31, 2005) plus a margin up to 0.5% (the applicable margin was 0.0% at January 31, 2005) based on an availability calculation and carries a facility fee of 1/4% per annum on the difference between $40 million and the average principal amount outstanding under the facility including advances under the revolving credit facility and letter of credits.

The original $5.0 million term note payable bore interest at a rate equal to the prime rate plus 2.5%. The note was payable in equal principal installments of $0.1 million per month plus current interest. The balance on the note payable was paid in full during the quarter ended April 30, 2004.

Under the credit agreement, the Company is limited in its ability to declare dividends or other distributions on capital stock or make payments in connection with the purchase, redemption, retirement or acquisition of capital stock. There are also limitations on capital expenditures and the Company is required to maintain certain financial ratios. At January 31, 2005, we were in compliance with all financial and other covenants.

Availability under the facility is limited by the Company's borrowing base calculation, as defined in the agreement. The calculation resulted in unused availability, after consideration of outstanding letters of credit of $1.8 million, of $12.9 million at January 31, 2005. Interest in the amount of $0.2 million was accrued at January 31, 2005 and 2004.

This agreement was amended on February 28, 2005. See Footnote 19 for additional information.

Hilco Capital Note Payable

On October 30, 2003, the Company entered into a credit agreement with Hilco Capital. The note bore a value at maturity of $15.0 million and was recorded net of the original issuance discount. Upon the closing of the agreement, Hilco received a five year warrant to purchase up to 400,000 shares of the Company's common stock at $8.04 per share. The warrants were valued at $.9 million using a Black Scholes option pricing model. The value of these warrants was recorded as an original issuance discount to the term loan and was to be amortized over the term of the loan using the effective interest method. The term loan paid in full during the year ended January 31, 2005. In conjunction with the prepayment of notes payable, the remaining original issue discount of approximately $0.86 million and $0.64 million of deferred financing costs were written off.

Notes Payable to Former Owners of Acquired Companies

In connection with the acquisition of the assets of Empire, the Company issued notes payable totaling $1.2 million to Empire and one of the former owners of Empire. The notes payable bear interest at the lowest rate per annum allowable under the Internal Revenue Service Code Section 1274, which was 2.35% as of January 31, 2005 and are payable ratably over four fiscal years beginning with the quarter ending January 31, 2005.

In connection with the acquisition of Interlink, the Company assumed debt to the former owners of International Periodical Distributors, Inc. ("IPD"). Previously, the Company was disputing the remaining amounts owed and commenced legal action requesting the court release the Company of any further obligation under these arrangements. The notes were due in fiscal 2003 and bore interest of 12%, which the Company continued to accrue pending the outcome of the litigation. In March 2004, the Company and the former owners settled the notes payable, interest accrued thereon, and the indemnification claim by the Company paying a total of $1.6 million.

The aggregate amount of debt maturing in each of the next five fiscal years is as follows (in thousands):

	Amount
2006	$5,630
2007	5,142
2008	5,428
2009	3,514
2010	20,055
	$39,769

At January 31, 2005 and 2004, unamortized deferred financing fees were approximately $1.8 and $2.6 million, respectively.

8. Discontinued Operation

In November 2004, the Company sold and disposed of its secondary wholesale distribution operation for $1.4 million, in order to focus more fully on its domestic and export distribution. All rights owned under the secondary wholesale distribution contracts were assigned, delivered, conveyed and transferred to the buyer, an unrelated third party. All assets and liabilities of the secondary wholesale distribution operation were not assumed by the buyer. The Company recognized a gain on sale of this business of $1.4 million ($0.8 net of tax) in the fourth quarter of fiscal year 2005.

The following amounts related to the Company's discontinued operation have been segregated from continuing operations and reflected as discontinued operations (in thousands):

	2005	2004	2003
Revenue	$13,380	$17,343	$21,704
Loss before income taxes	$ (3,033)	$ (191)	$ (702)
Income tax benefit	1,213	76	281
Loss from discontinued operation, net of tax	(1,820)	(115)	(421)
Pre-tax gain on sale of discontinued business	1,400	—	—
Income tax expense	(560)	—	—
Gain on sale of business, net of tax	840	—	—
Discontinued operations, net of tax	$ (980)	$ (115)	$ (421)

9. Earnings Per Share

A reconciliation of the denominators of the basic and diluted earnings per share computations are as follows (in thousands):

	2005	2004	2003
Weighted average number of common shares outstanding	22,963	18,476	18,229
Effect of dilutive securities:			
Stock options and warrants	1,870	1,390	249
Weighted average number of common shares outstanding-as adjusted	24,833	19,866	18,478

Certain items were excluded from the dilution calculation for the following reasons (shares in thousands):

At January 31, 2005, options and warrants to purchase 225 and 26 shares of common stock, respectively, were not included in the computation of diluted earnings per share because the option's and warrant's exercise price was greater than the average market price of the Company's common stock for 2005.

At January 31, 2004, options and warrants to purchase 817 and 26 shares of common stock, respectively, were not included in the computation of diluted earnings per share because the option's and warrant's exercise price was greater than the average market price of the Company's common stock for 2004.

At January 31, 2003, options and warrants to purchase 3,484 and 234 shares of common stock, respectively, were not included in the computation of diluted earnings per share because the option's and warrant's exercise prices was greater than the average market price of the Company's common stock for 2003.

10. Income Taxes

Provision (benefit) for federal and state income taxes in the consolidated statements of income for income from continuing operations before income taxes consists of the following components (in thousands):

	2005	2004	2003
Current			
Federal	$ 2,627	$ 3,292	$ 870
State	539	580	169
Foreign	444	482	485
Total current	3,610	4,354	1,524
Deferred			
Federal	(1,608)	(694)	(531)
State	466	(9)	(132)
Foreign	(240)	39	32
Total deferred	(1,382)	(664)	(631)
Total income tax expense	$ 2,228	$ 3,690	$ 893

The following summary reconciles income taxes for continuing operations at the maximum federal statutory rate with the effective rates for 2005, 2004 and 2003 (in thousands):

	2005	2004	2003
Income tax expense at statutory rate	$ 5,351	$ 4,848	$ 3,028
Change in valuation allowance	(4,104)	(3,208)	(2,109)
State income tax expense, net of federal income tax benefit	653	371	24
Difference in foreign tax rates	(61)	(104)	(142)
Other, net	389	1,783	92
Income tax expense	$ 2,228	$ 3,690	$ 893

Components of income from continuing operations before income taxes are as follows (in thousands):

	2005	2004	2003
United States	$14,259	$12,065	$ 6,712
Foreign	1,031	1,788	1,940
	$15,290	$13,853	$ 8,652

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of the temporary differences and their effect on deferred taxes are as follows (in thousands):

	2005	2004
Deferred tax assets		
Net operating loss carryforwards	$ 4,576	$ 5,030
Allowance for doubtful accounts	1,025	1,777
Goodwill	456	1,510
Deferred revenue	882	672
Other	918	296
	7,857	9,285
Less: Valuation allowance	—	(4,104)
Deferred tax asset, net	7,857	5,181
Deferred tax liabilities		
Book/tax difference in capital assets	1,791	1,358
Prepaid expenses	861	—
Total deferred tax liabilities	2,652	1,358
Net deferred tax asset	5,205	3,823
Classified as:		
Current asset	2,302	2,915
Long-term asset	2,903	908
Net deferred tax asset	$ 5,205	$ 3,823

At January 31, 2005, the Company had net operating loss ("NOL") carryforwards of approximately $13,075 expiring as follows (in thousands):

Fiscal Year	Amount
2019	$ 1,834
2020	$ 11,241

Internal Revenue Service regulations limit the utilization of these operating losses to approximately $1.2 million per year. Valuation allowances exist on assets where there is uncertainty as to their future utilization. The Company's valuation allowance related to NOL carryforwards. At January 31, 2005 the Company reassessed the future utilization of such NOLs and determined that it is more likely than not that the benefit of such NOLs will be realized and a valuation allowance is no longer necessary.

11. Related Party Transactions

The Company purchased legal services from Armstrong Teasdale LLP totaling approximately $0.3, $0.7 and $0.5 million for the years ended January 31, 2005, 2004 and 2003, respectively. Mr. Kenneth Teasdale is Chairman of Armstrong Teasdale LLP and has served as a director on the Company's Board of Directors since March 2000.

12. Commitments

Leases

The Company leases office and manufacturing space, an apartment, computer equipment, and vehicles under leases that expire over the next five years. Management expects that in the normal course of business, leases will be renewed or replaced with other leases.

Rent expense was approximately $5.5 million, $5.9 million and $4.9 million for the years ended January 31, 2005, 2004 and 2003, respectively.

Future minimum payments, by year and in the aggregate, under non-cancelable operating leases with initial or remaining terms of one year or more consisted of the following at January 31, 2005 (in thousands):

Year Ending January 31,	Amount
2006	$ 5,210
2007	4,088
2008	3,754
2009	3,534
2010	3,419
Thereafter	14,221
	$ 34,226

Litigation

The Company has pending certain legal actions and claims, which were incurred in the normal course of business, and is actively pursuing the defense thereof. In the opinion of management, these actions and claims are either without merit or are covered by insurance and will not have a material adverse effect on the Company's financial condition, results of operations or liquidity.

13. Employee Benefit Plans

Stock Option Plans

Under the Company's stock option plans, options to acquire shares of Common Stock have been made available for grant to certain employees and non-employee directors. Each option granted has an exercise price of not less than 100% of the market value of the Common Stock on the date of grant. The contractual life of each option is generally 10 years. The vesting of the grants varies according to the individual options granted.

	Number of Options	Range of Exercise Prices	Weighted Average Exercise Price
Options outstanding at January 31, 2002	4,326,399	$ 1.66 - $ 21.60	$ 7.46
Options granted	926,750	4.27 - 6.00	4.83
Options forfeited or expired	(395,633)	1.66 - 16.63	5.89
Options exercised	(16,599)	2.42 - 5.00	4.63
Options outstanding at January 31, 2003	4,840,917	2.42 - 21.60	7.09
Options granted	826,750	4.56 - 9.66	5.09
Options forfeited or expired	(141,972)	4.21 - 16.63	7.29
Options exercised	(624,661)	2.42 - 5.94	4.52
Options outstanding at January 31, 2004	4,901,034	2.42 - 21.60	7.07
Options granted	223,500	8.58 - 12.55	9.40
Options forfeited or expired	(586,089)	4.56 - 21.60	12.37
Options exercised	(982,446)	2.42 - 8.04	5.53
Options outstanding at January 31, 2005	3,555,999	$ 2.42 - $ 21.60	$ 6.48

The following table summarizes information about the stock options outstanding at January 31, 2005:

	Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding	Weighted Average Price	Remaining Contractual Life (Months)	Numbers Exercisable	Weighted Average Price
$ 2.42 - $ 5.00	1,719,793	$ 4.65	29 - 96	1,266,360	$ 4.70
5.01 - 7.50	723,339	5.32	12 - 94	703,422	5.31
7.51 - 10.00	667,167	8.10	46 - 115	490,834	7.97
10.01 - 15.00	336,500	11.85	47 - 111	325,167	11.85
15.01 - 21.60	109,200	16.61	56 - 62	109,200	16.61
	3,555,999	$ 6.48		2,894,983	$ 6.65

Options exercisable at January 31, 2004 totaled 4,281,918 with a weighted average exercise price of $7.35.

Options exercisable at January 31, 2003 totaled 3,816,021 with a weighted average exercise price of $7.58.

The weighted average fair value of each option granted during the year was $3.40, $1.82 and $1.80 (at grant date) in 2005, 2004, and 2003, respectively. The options were issued at exercise prices which were equal to or exceeded quoted market price at the date of grant.

At January 31, 2005, 376,816 shares were available for grant under the plans.

Profit Sharing and 401(k) Plan

The Company has a combined profit sharing and 401(k) Plan. Annual contributions to the profit sharing portion of the Plan are determined by the Board of Directors and may not exceed the amount that may be deducted for federal income tax purposes. There were no profit sharing contributions charged against operations for the years ended January 31, 2005, 2004, and 2003.

Under the 401(k) portion of the Plan, all eligible employees may elect to contribute 2% to 20% of their compensation up to the maximum allowed under the Internal Revenue Code. The Company matches one half of an employee's contribution, not to exceed 5% of the employee's salary. The amounts matched by the Company during the years ended January 31, 2005, 2004, and 2003 pursuant to this Plan were approximately $0.3 million, $0.4 million and $0.3 million, respectively.

Union Plan

At January 31, 2005, 221 of the Company's 1,228 employees were members of a collective bargaining unit. The Company is party to three collective bargaining agreements, which expire on December 31, 2005, September 30, 2007 and January 31, 2008. Contributions to the union funds were approximately $0.3 million, $0.4 million and $0.4 million for the years ended January 31, 2005, 2004, and 2003, respectively.

Stock Award Plan

In September 1996, the Company adopted its Stock Award Plan for all employees and reserved 41,322 shares of Common Stock for such plan. Under the plan, the Stock Award Committee, appointed by the Board of Directors of the Company, shall determine the employees to whom awards shall be granted. No awards were granted during the years ended January 31, 2005, 2004, or 2003.

14. Warrants

The following table summarizes information about the warrants for common stock outstanding at January 31, 2005:

Exercise Price	Number Outstanding	Number Exercisable	Date of Grant	Date of Expiration
$ 5.39	8,000	8,000	May 23, 2002	April 30, 2007
6.82	150,000	—	October 23, 2003	October 23, 2013
8.01	16,668	—	August 29, 2003	August 29, 2013
8.04	338,667	338,667	October 30, 2003	October 30, 2008
8.58	30,000	—	August 30, 2004	August 30, 2014
14.00	25,644	25,644	May 23, 2002	August 31, 2005

15. Supplemental Cash Flow Information

Supplemental information on the approximate amount of interest and income taxes paid (refunded) is as follows (in thousands):

Year Ended January 31,	2005	2004	2003
Interest	$2,168	$ 3,945	$ 3,545
Income Taxes	$ 359	$ (2,962)	$ 2,609

Significant non-cash activities were as follows:

In conjunction with the Empire acquisition, the Company incurred $1.6 million of deferred consideration in the form of two notes payable totaling $1.2 million (see Footnote 7) and deferred compensation of $0.4 million, subject to finalization of working capital adjustments in accordance with the purchase agreement.

In conjunction with the Worldwide acquisition, the Company issued an additional $7.7 million in notes payable to acquire all import and export assets, naming rights, other intangibles including a non-compete by the seller (see Footnote 2 and 7).

During 2005, the Hilco note payable was paid in full and the original issue discount of $0.9 million was written off and unamortized deferred financing fees of $0.64 million were also written off.

During 2004, in connection with the magazine export agreement discussed in Note 2, a liability of $4.2 million was recognized for the guaranteed payments owed under the agreement.

During 2004, in connection with the closing of the Wells Fargo Foothill credit facility, the outstanding balances (including any accrued but unpaid interest and fees) with Bank of America and Congress Financial were paid in full. Termination of our existing facilities resulted in a write-off of the related unamortized deferred loan charges of $0.9 million.

The Hilco Capital note payable was recorded net of an original issuance discount related to the 400,000 warrants (total value at $0.9 million) issued upon close.

During 2003, the Company retired 1.1 million shares of common stock held in treasury which was recorded at a cost of $6.4 million.

During 2003, as part of the relocation of our North Carolina claim submission and fixture billing center to Bonita Springs, Florida, the assets related to the land and building located in North Carolina totaling $1.8 million was placed on the market for sale. As a result, the related assets were removed from our capital asset accounts and were recorded in other long-term assets. This property was sold during 2005 and a loss on the sale was recognized in the amount of $1.1 million.

16. Shareholders' Equity

In March 2004, the Company completed the sale of 3.8 million shares of common stock at $11.50 per share, excluding underwriting discounts and expenses. Net proceeds to the Company of approximately $40.5 million, after costs of issuance of $3.2 million, were utilized to repay the Wells Fargo Foothill note payable and revolving credit facility and all but a nominal amount on the Hilco Capital note payable in March 2004.

17. Segment Financial Reporting

The Company's segment reporting is based on the reporting of senior management to the Chief Executive Officer. This reporting combines the Company's business units in a logical way that identifies business concentrations and synergies.

The reportable segments of the Company are Magazine Fulfillment, In-Store Services, Wood Manufacturing and Shared Services. The accounting policies of the segments are materially the same as those described in the Summary of Accounting Policies.

The Magazine Fulfillment segment derives revenues from (1) selling and distributing magazines, including domestic and foreign titles, to major specialty retailers and wholesalers throughout the United States and Canada, (2) exporting domestic titles internationally to foreign wholesalers or through domestic brokers, (3) serving as a secondary national distributor, (4) providing return processing services for major specialty retail book chains and (5) servicing as an outsourced fulfillment agent.

The In-Store Services segment derives revenues from (1) designing, manufacturing, and invoicing participants in front-end fixture programs, (2) providing claim filing services related to rebates owed retailers from publishers or their designated agent, (3) shipping, installation and removal of front-end fixtures, and (4) providing information and management services relating to retail magazine sales to U.S. and Canadian retailers and magazine publishers. The Wood Manufacturing segment derives revenues from designing, manufacturing and installing high-end wood store fixtures.

Shared Services consists of overhead functions not allocated to individual operating segments. Previously, the majority of these expenses were included in the In-Store Services segment. Comparable information is not available and not presented for fiscal 2003.

Segment results follow (in thousands):

Year ended January 31, 2005	Magazine Fulfillment	In-Store Services	Wood Manufacturing	Shared Services	Consolidated
Revenues	$ 280,171	$ 54,103	$ 22,370	$ —	$ 356,644
Cost of revenues	210,639	29,368	18,844	—	258,851
Gross profit	69,532	24,735	3,526	—	97,793
Selling, general & administrative	29,873	8,417	1,241	15,599	55,130
Fulfillment freight	21,067	—	—	—	21,067
Relocation expense	2,090	360	—	—	2,450
Loss on sale of land and building	—	—	—	1,122	1,122
Operating income (loss)	$ 16,502	$ 15,958	$ 2,285	$ (16,721)	$ 18,024
Total assets	$ 69,116	$ 93,418	$ 15,754	$ 19,465	$ 197,753
Goodwill, net	17,258	54,342	—	—	71,600
Intangibles, net	11,800	4,326	—	—	16,126
Depreciation and amortization	1,392	1,270	459	2,326	5,447
Capital expenditures	2,379	219	60	4,488	7,146

Year ended January 31, 2004	Magazine Fulfillment	In-Store Services	Wood Manufacturing	Shared Services	Consolidated
Revenues	$ 238,471	$ 58,601	$ 18,719	$ —	$ 315,791
Cost of revenues	179,460	33,931	16,357	—	229,748
Gross profit	59,011	24,670	2,362	—	86,043
Selling, general & administrative	26,550	8,245	1,373	14,370	50,538
Fulfillment freight	16,381	—	—	—	16,381
Relocation expense	1,654	—	—	76	1,730
Operating income (loss)	$ 14,426	$ 16,425	$ 989	$ (14,446)	$ 17,394
Total assets	$ 47,718	$ 83,093	$ 15,114	$ 18,176	$ 164,101
Goodwill, net	—	45,307	—	—	45,307
Intangibles, net	7,824	107	—	—	7,931
Depreciation and amortization	1,076	1,029	489	1,490	4,084
Capital expenditures	312	148	259	1,394	2,113

The following segment results are reported under the segment reporting effective for fiscal 2003 (in thousands).

Year ended January 31, 2005	Magazine Fulfillment	In-Store Services	Wood Manufacturing	Consolidated
Revenues	$280,171	$ 54,103	$ 22,370	$356,644
Cost of revenues	210,639	29,368	18,844	258,851
Gross profit	69,532	24,735	3,526	97,793
Selling, general & administrative	29,873	24,016	1,241	55,130
Fulfillment freight	21,067	—	—	21,067
Relocation expense	2,090	360	—	2,450
Loss on sale of land and building	—	1,122	—	1,122
Operating income (loss)	$ 16,502	$ (763)	$ 2,285	$ 18,024
Total assets	$ 69,116	$112,883	$ 15,754	$197,753
Goodwill, net	17,258	54,342	—	71,600
Intangibles, net	11,800	4,326	—	16,126
Depreciation and amortization	1,392	3,596	459	5,447
Capital expenditures	2,379	4,707	60	7,146

Year ended January 31, 2004	Magazine Fulfillment	In-Store Services	Wood Manufacturing	Consolidated
Revenues	$ 238,471	$ 58,601	$ 18,719	$315,791
Cost of revenues	179,460	33,931	16,357	229,748
Gross profit	59,011	24,670	2,362	86,043
Selling, general & administrative	26,550	22,615	1,373	50,538
Fulfillment freight	16,381	—	—	16,381
Relocation expense	1,654	76	—	1,730
Operating income (loss)	$ 14,426	$ 1,979	$ 989	$ 17,394
Total assets	$ 47,718	$101,269	$ 15,114	$164,101
Goodwill, net	—	45,307	—	45,307
Intangibles, net	7,824	107	—	7,931
Depreciation and amortization	1,076	2,519	489	4,084
Capital expenditures	312	1,542	259	2,113

Year ended January 31, 2003	Magazine Fulfillment	In-Store Services	Wood Manufacturing	Consolidated
Revenues	$189,960	$ 61,754	$17,477	$269,191
Cost of revenues	145,650	35,391	16,390	197,431
Gross profit	44,310	26,363	1,087	71,760
Selling, general & administrative	22,240	19,671	1,799	43,710
Fulfillment freight	14,721	—	—	14,721
Relocation expense	85	1,841	—	1,926
Operating income	$ 7,264	$ 4,851	$ (712)	$ 11,403
Total assets	$ 32,862	$108,982	$15,395	$157,239
Goodwill, net	—	44,750	—	44,750
Intangibles, net	—	2,047	—	2,047
Depreciation and amortization	719	2,159	423	3,301
Capital expenditures	358	3,766	305	4,429

18. Selected Quarterly Financial Data (Unaudited)

Quarterly financial data for 2005 and 2004 has been restated due to the discontinued operation as discussed in Footnote 8 and is as follows (in thousands, except per share amounts):

2005	Q1 April 30	Q2 July 31	Q3 October 31	Q4 January 31
Revenues	$ 82,181	$ 86,858	$ 90,756	$ 96,849
Gross profit	22,079	23,676	25,710	26,328
Income from continuing operations before discontinued operation	633	4,063	4,029	4,337
Income (loss) from discontinued operation	(135)	74	349	(1,268)
Net income	497	4,138	4,378	3,069
Earnings (loss) per share - basic				
Continuing operations	$ 0.03	$ 0.17	$ 0.17	$ 0.18
Discontinued operations	(0.01)	0.01	0.02	(0.05)
Total	0.02	0.18	0.19	0.13
Earnings (loss) per share - diluted				
Continuing operations	0.03	0.17	0.16	0.17
Discontinued operations	(0.01)	0.00	0.01	(0.05)
Total	0.02	0.17	0.17	0.12

2004	Q1 April 30	Q2 July 31	Q3 October 31	Q4 January 31
Revenues	$ 76,440	$ 81,733	$ 87,600	$ 70,018
Gross profit	20,127	22,492	24,341	19,083
Income from continuing operations before discontinued operation	597	3,027	4,139	2,400
Income (loss) from discontinued operation	32	(35)	(43)	(69)
Net income	629	2,992	4,096	2,331
Earnings per share - basic				
Continuing operations	$ 0.04	$ 0.16	$ 0.22	$ 0.13
Discontinued operations	0.00	0.00	0.00	0.00
Total	0.04	0.16	0.22	0.13
Earnings per share - diluted				
Continuing operations	0.04	0.15	0.20	0.11
Discontinued operations	0.00	0.00	0.00	0.00
Total	0.04	0.15	0.20	0.11

19. Subsequent Events

Alliance Entertainment Corp. Acquisition and Amended Financing Arrangement

On November 18, 2004, Source Interlink Companies, Inc. ("Source"), Alliance Entertainment Corp. ("Alliance") and Alligator Acquisition, LLC ("Merger Sub") entered into an Agreement and Plan of Merger (the "Merger Agreement"). Concurrently, and in connection therewith, (i) Source and Alliance entered into identical voting agreements (the "Source Voting Agreements") with each of certain directors and officers of Source and (ii) Source, Alliance and AEC Associates, LLC (the "Principal Alliance Stockholder") entered into a voting agreement (the "Alliance Voting Agreement").

On February 28, 2005, we completed the merger with Alliance Entertainment Corp, a logistics and supply chain management services company for the home entertainment product market pursuant to the terms and conditions of the Agreement and Plan of Merger Agreement dated as of November 18, 2005 (the "Merger Agreement").

Alliance historically operated two business segments: the Distribution and Fulfillment Services Group ("DFSG") and the Digital Medial Infrastructure Services Group (the "DMISG"). Prior to the merger, on December 31, 2004, Alliance disposed of all of the operations conducted by the DMISG business lines through a spin-off to its existing stockholders. Consequently, in connection with the merger, we acquired only the DFSG business and not the DMISG business. The DMISG business represented approximately 1.8% and 1.4% of Alliance's consolidated sales for the years ended December 31, 2004 and 2003, respectively.

The total purchase price of approximately $317.0 million consisted of $304.7 million in Source Interlink common stock, representing approximately 26.9 million shares, $9.3 million related to the exchange of approximately 0.9 million shares of common stock on exercise of outstanding stock options, warrants and other rights to acquire Alliance common stock and direct transaction costs of $3.0 million. The value of the common stock was determined based on the average market price of Source Interlink common stock over the 5-day period prior to and after the announcement of the merger in November 2004. The value of the stock options was determined using the Black-Scholes option valuation model.

In connection with the acquisition of Alliance, on February 28, 2005, we entered into an amended and restated secured financing arrangement with Wells Fargo Foothill, Inc., as arranger and administrative agent (the "Working Capital Loan Agent") for each of the lenders that may become a participant in such arrangement, and their successors and assigns (the "Working Capital Lenders") pursuant to which the Working Capital Lenders will make revolving loans ("Working Capital Loans") to us and our subsidiaries of up to $250 million ("Advances") and provide for the issuance of letters of credit. The terms and conditions of the arrangement are governed primarily by the Amended and Restated Loan Agreement dated February 28, 2005 by and among us, our subsidiaries, and Wells Fargo (the "Amended and Restated Loan Agreement").

The proceeds of the Working Capital Loans are to be used to (i) finance transaction expenses incurred in connection with the merger of Source Interlink and Alliance and the reincorporation of Source Interlink into Delaware, (ii) repay certain existing indebtedness of Alliance and its subsidiaries, (iii) repay certain existing indebtedness of Source Interlink to Wells Fargo under our previous credit facility (including, without limitation, a $10 million term loan) and (iv) for working capital and general corporate purposes, including the financing of acquisitions.

Outstanding Advances bear interest at a variable annual rate equal to the prime rate announced by Wells Fargo Bank, National Association's San Francisco office, plus a margin of between 0% and 1.00% based upon a ratio of the Registrant's EBITDA to interest expense ("Interest Coverage Ratio"). We also have the option of selecting up to five traunches of at least $1 million each to bear interest at LIBOR plus a margin of between 2.00% and 3.00% based upon our Interest Coverage Ratio. To secure repayment of the Working Capital Loans and other obligations of ours to the Working Capital Lenders, we and our subsidiaries granted a security interest in all of their personal property assets to the Working Capital Loan Agent, for the benefit of the Working Capital Lenders. The Working Capital Loans mature on October 31, 2010.

Corporate Information

Source Interlink Companies, Inc
World Headquarters
27500 Riverview Center Boulevard
Bonita Springs, Florida 34134

Stock Listing
Nasdaq National Market: **SORC**

Website
www.sourceinterlink.com
Our website contains electronic copies of our corporate governance documents, news releases, U.S. Securities and Exchange Commission filings, descriptions of our products and services, and other information about our company.

Our Annual Report on Form 10-K
A printed copy of our annual report on Form 10-K may be obtained without charge on our website, www.sourceinterlink.com, or on the website of the U.S. Securities and Exchange Commission, www.sec.gov. It is also available without charge by calling or writing to our Investor Relations Department:

Investor Relations Department
Dean Heine
(212) 683-0376
dheine@sourceinterlink.com

Transfer Agent and Registrar
Account information and transactions are managed by Mellon Investor Services, LLC. Please direct notices of address changes or questions regarding account status, stock transfers, or lost certificates to:

Mellon Investor Services, L.L.C.
P.O. Box 3315
South Hackensack, New Jersey 07606

www.melloninvestor.com
(888) 213-0965

Independent Auditors
BDO Seidman, LLP
233 N. Michigan Avenue
Chicago, Illinois 60601

SOURCE INTERLINK
COMPANIES™

World Headquarters
27500 Riverview Center Boulevard
Bonita Springs, Florida 34134
phone: (239) 949-4450

www.sourceinterlink.com